SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

QUARTERLY REPORT

(From January 1, 2015 to March 31, 2015)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” and “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

Subject instrument	Month of rating	Credit rating (1)	Rating agency (Rating range)
Corporate bonds	February 2010	AA-	NICE Information Service Co., Ltd. (AAA ~ D)
May 2010
December 2010
August 2011
June 2012
October 2012
March 2013
June 2013
October 2013

	April 2014	AA
September 2014
April 2015

	February 2010	AA-	Korea Investors Service, Inc. (AAA ~ D)
May 2010
August 2010
February 2011
April 2011
August 2011
October 2011
June 2012
October 2012
June 2013
October 2013

	March 2014	AA
April 2015

	August 2010	AA-	Korea Ratings Corporation (AAA ~ D)
December 2010
February 2011
April 2011
July 2011
October 2011
June 2012
March 2013
June 2013

	March 2014	AA
September 2014
May 2015

(1)	Domestic credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2015)

There were no changes to our issued capital stock during the quarterly reporting period ended March 31, 2015.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of March 31, 2015)

(Unit: share)

Description		Number of shares
A. Total number of shares issued: (1)	Common shares (1)	357,815,700
	Preferred shares	—
B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—
Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700
	Preferred shares	—

(1)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2014	2013	2012
Par value (Won)		5,000	5,000	5,000
Profit for the year (million Won) (1)		904,268	426,118	233,204
Earnings per share (Won) (2)		2,527	1,191	652
Total cash dividend amount for the period (million Won)		178,908	—	—
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)		19.78%	—	—
Cash dividend yield (%) (3)	Common shares	1.47%	—	—
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	500	—	—
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to us as owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of March 31, 2015, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of March 31, 2015, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2015 Q1 consolidated operating results highlights

(Unit: In billions of Won)

2015 Q1	Display business
Sales Revenue	7,022
Gross Profit	1,361
Operating Profit	744

B.	Industry

(1)	Industry characteristics and growth potential

•	TFT-LCD display panels are one of the most widely used type of display panels in flat panel display products, and the entry barriers to manufacture TFT-LCD display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences periodic volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2015 Q1	2014	2013
Panels for Televisions (1)	25.5%	25.0%	24.7%
Panels for Monitors	35.8%	32.7%	34.0%
Panels for Notebook Computers (2)	27.5%	27.5%	32.3%
Panels for Tablet Computers	18.0%	27.0%	32.0%

Total	27.3%	26.9%	27.8%

Source: DisplaySearch

(1)	Includes panels for public displays.
(2)	Includes panels for netbooks.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with IPS, Advanced In-cell Touch, OLED and other technologies. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our slim and light ultra-high definition (“Ultra HD”) television panels and 21:9 screen aspect ratio curved monitors, and have prepared our production facilities to produce touch modules with Advanced In-cell Touch technology. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied curved Ultra HD OLED panels for televisions, curved plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2015 Q1 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	6,297 (89.7%)
		Display panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	725 (10.3%)

Total					7,022 (100.0%)

- Period: January 1, 2015 ~ March 31, 2015.

(1)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the first quarter of 2015 decreased by approximately 16% from the fourth quarter of 2014 largely as a result of a decrease in the shipment of new small- to medium-sized products reflecting seasonal factors, despite average selling prices of LCD panels remaining relatively stable. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to change in market conditions.

(Unit: US$ / m2)

Description	2015 Q1	2014 Q4	2014 Q3	2014 Q2
Display panel (1)(2)	652	773	658	615

(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost (1)	Ratio (%)
Display	Raw materials	Glass	Display panel manufacturing	396	11.01%
		Backlight		718	19.96%
		Polarizer		601	16.70%
		Others		1,884	52.33%

Total				3,599	100.0%

- Period: January 1, 2015 ~ March 31, 2015.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2015 Q1 (1)	2014(2)	2013(2)
Display	Display panel	Gumi, Paju, Guangzhou	2,327	9,573	8,562

(1)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 3 months).
(2)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2015 Q1	2014	2013
Display	Display panel	Gumi, Paju, Guangzhou	2,184	8,425	7,670

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2015 Q1	Actual working hours in 2015 Q1	Average utilization ratio
Gumi	2,160(1) (90.0 days) (2)	2,106 (1) (88.0 days) (2)	97.5%
Paju	2,160(1) (90.0 days) (2)	2,104 (1) (88.0 days)	97.4%
Guangzhou	2,160 (1) (90.0 days) (2)	2,160 (1) (90.0 days) (2)	100.0%

(1)	Based on the assumption that all 24 hours in a day have been fully utilized.
(2)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2014, our total capital expenditures on a cash out basis was ~~W~~3 trillion. In 2015, we currently expect that our total capital expenditures on a cash out basis will be similar to that of 2014 (at a level of ~~W~~3 trillion or less) in anticipation of funding the production of future display products and leading the market for OLED panels, as well as investing in our production facilities to respond to increases in demand for large-sized panels. Such amount is subject to change depending on business conditions and market environment

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2015 Q1	2014	2013
Display	Products, etc.	Display panel	Overseas (1)	6,297	23,847	24,341
			Korea (1)	725	2,609	2,692

			Total	7,022	26,456	27,033

(1)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of March 31, 2015, each of our television, IT/mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries → Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. → System integrators and end-brand customers → End users

•	LG Display HQ and overseas manufacturing subsidiaries → System integrators and end-brand customers → End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the tablet, notebook computer and monitor markets, led the television market with our OLED and other market leading television panels and increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix.

•	In the smartphone, industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, Advanced In-cell Touch and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) → Headquarter is notified → Manufacture product → Ship product (overseas sales subsidiaries, etc.) → Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers. Our main competitors in the industry include Samsung Display, AU Optronics, Innolux, Sharp, BOE, CSOT, Japan Display, CPT, HannStar and Panasonic LCD.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. As of March 31, 2015, we had not entered into any such contract for currency related derivative products.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won and the U.S. dollar.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Fergason Patent Properties	October 2007 ~	Patent licensing of LCD driving technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
Technology licensing/supply agreement	HannStar Display Corporation	November 2009 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology, etc.

9.	Research & Development

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

	Items	2015 Q1	2014	2013
	Material Cost	159,745	762,008	586,901
	Labor Cost	138,205	542,857	500,705
	Depreciation Expense	66,166	249,306	319,854
	Others	55,529	233,422	267,320
	Total R&D-Related Expenditures	419,645	1,787,593	1,674,780
Accounting Treatment (1)	Selling & Administrative Expenses	282,883	1,164,294	1,095,727
	Manufacturing Cost	85,013	356,218	456,818
	Development Cost (Intangible Assets)	51,749	267,081	122,235
	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	6.0%	6.8%	6.2%

(1)	For accounting purposes, R&D-related expenditures are recognized in accordance with our financial statements.

B.	R&D achievements

Achievements in 2013

(1)	Developed 19.5-inch desktop monitor product

•	Developed new display panel size for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(2)	Developed 11.6-inch Tab Book product applying GF2 touch technology

•	Applied GF2 direct bonding process

(3)	Developed 5.0-inch and 5.5-inch high resolution (over 400 PPI) smartphone products applying AH-IPS technology

•	Luminance increased by 10% compared to conventional panels (5.0-inch FHD panel has 403 PPI and 5.5-inch FHD panel has 440 PPI)

•	Developed new source D-IC to drive 4 lanes of MIPI with speeds of up to 1 Gbps per lane

(4)	Developed the world’s first 60-inch three-side borderless product

•	Made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides with a borderless like bottom design

(5)	Developed the world’s first 47-inch and 55-inch FHD TV product with 2.3 mm narrow bezels

•	Achieved optimal slim design by minimizing bezel width to 2.3 mm

(6)	Developed 55-inch and 65-inch Ultra HD products with narrow bezels

•	Ultra HD (55-inch model has 80 PPI and 65-inch model has 68 PPI)

•	Achieved high transmittance panel by applying 1 Gate 1 Data structure

•	Achieved narrow bezels (55-inch model has 6.9 mm and 65-inch has 7.5 mm) by optimizing panel and mechanical design

(7)	Developed 42-inch, 47-inch and 55-inch FHD three-side borderless products with direct backlight units

•	Borderless design made possible by removing the forward-facing case top, resulting in “zero” bezel on three sides

(8)	Developed 5-inch HD smartphone product utilizing oxide cell technology

•	Reduced energy consumption and achieved narrower bezels by using indium gallium zinc oxide (IGZO) cell technology (energy consumption reduced by 26.7% and bezel size reduced by 23.0% compared to products utilizing conventional silicon (a-Si) cell technology)

(9)	Developed FHD a-Si AH-IPS technology for use in smartphone products (more than 400 PPI)

•	Improved structure and technology compared to conventional FHD panels (luminance increased by 30%, achieved 443 PPI in 5.0-inch FHD panel)

•	Developed new D-IC and IC bonding materials and processes

(10)	Developed new line of 19.5-inch HD+ monitor products with IPS technology

•	Developed new line of display panels for desktop monitor products

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 19.5 inches

(11)	Developed 19.5-inch HD+ ultra-light monitor product

•	The world’s lightest (at the time) 19.5-inch HD+ IPS monitor product with slim concept design

•	Reduced weight by 55% from 1520g to 830g and thickness from 7.6t to 5.4t compared to a conventional 19.5-inch HD+ IPS monitor product

(12)	Developed the world’s first borderless monitor product with 3.5 mm narrow bezel (23.8-inch FHD)

•	Developed 23.8-inch FHD Neo Blade1 monitor product with the world’s narrowest (at the time) bezel (3.5 mm)

(13)	Introduced 9.2-inch WXGA high resolution / high luminance automotive display product

•	The first automotive display product to apply EPI interface (800Mbps high speed transmission with Real 8it)

•	High luminance (800 nit) and high color gamut (70%)

•	Developed T-con with improved reliability and resolution

(14)	Developed 49-inch FHD four sided borderless like product

•	Achieved narrow borders by applying 4.9 mm GIP technology and developed a new PSJ mechanical structure

•	Developed new resin technology to apply to the bottom base decoration

(15)	Developed 55-inch FHD wide color gamut (“WCG”) LCM product

•	Achieved life like colors with WCG by combining panel and optical technologies

•	Developed differentiated case top set design

(16)	Developed our first 60-inch FHD product

•	Achieved narrow panel bezel size (7.8 mm)

•	New size in our product lineup

(17)	Developed the world’s first 23.8-inch Ultra HD monitor product

•	The world’s first Ultra HD AH-IPS monitor product (23.8-inch Ultra HD: 185 ppi)

•	Applied PAC panel technology and developed Ultra HD T-con/D-IC driver

•	Developed high luminance dual LED array structure

(18)	Expanded product lineup of 21:9 screen aspect ratio monitors

•	Expanded product lineup of 21:9 screen aspect ratio monitors to include 25-inch, 29-inch and 34-inch monitors

•	Borderless on three sides by removing case top

(19)	Developed the world’s first 13.3-inch FHD notebook model with 1.9 mm narrow bezel

•	Development slim notebook design by utilizing panel GLA structure and minimizing bezel size to 1.9 mm

•	Achieved slim (3.0 mm) and ultra-light (230 g) LCM by utilizing 0.25 mm glass PPP LGP technology

(20)	Developed our first quad HD (“QHD”) notebook model (13.3-inch, 222 ppi / 14.0-inch / 210 ppi)

•	Increased transmittance rate by utilizing 3rd metal, coop CS, red eye 12 um technology and improving aperture ratio

•	Achieved slim (2.6 mm) and ultra-light (235 g) LCM by utilizing 0.3 mm glass PPP LGP technology

(21)	Introduced product applying PPP LGP to maximize light collimation

•	Developed PPP technology for light collimation (improved luminance by 44% compared to conventional panels) for a more energy efficient panel model

•	Used 2 sheet structure to reduce thickness

(22)	Developed 12.3-inch FHD full cluster automotive product

•	The world’s first full cluster product to apply IPS technology

•	Ultra-high luminance (800 nit) and high color gamut (85%). High color PR and developed RG LED for high light collimation

•	Applied the highest resolution (1920 x 720), at the time, for clusters

(23)	Developed 5.5-inch QHD LTPS smartphone panel applying AH-IPS technology with the worlds’ highest resolution, at the time, for smartphone panels (more than 500 ppi)

•	Designed and developed QHD, the world’s highest resolution, at the time, for smartphone panels (538 ppi)

•	The world’s first QHD module applying 1 chip D-IC driver

Achievements in 2014

(1)	Developed the world’s first green plus structure television panel products (42-inch, 49-inch and 55-inch Ultra HD)

•	Added white pixels to increase transmittance by 55% compared to conventional display panels

•	Developed energy conservation technology for Ultra HD products

(2)	Developed the world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product (55-inch FHD)

•	The world’s narrowest, at the time, bezel (BtB 3.5 mm) videowall product

•	Reduced panel PAD parts and minimized bezel size

(3)	Developed our first 79-inch Ultra HD product

•	New size in our product lineup

•	Achieved narrow bezel (On 9.9 mm) and slim depth (13.9 mm)

(4)	Developed the world’s first 4 sided borderless like product (49-inch, 55-inch and 60-inch FHD)

•	Removed front case top and narrowed gap between the panel and front deco cabinet (set side reduced from 2.0 mm to 0.5 mm)

(5)	Developed the world’s first a-Si AF-IPS 5Mask panel product for smartphones (5.0 WVGA)

•	Reduced production cost and simplified manufacturing process by reducing the number of mask steps from 6 to 5

•	Same level of performance as 6Mask panels

(6)	Developed the world’s first LTPS AH-IPS photo alignment and negative LC panel product for smartphones (5.0-inch FHD)

•	LTPS AH-IPS photo alignment and negative LC panel product for smartphones developed in March 2014

•	Improved luminance and contrast ratio through improvement in panel transmittance (450 nit to 515 nit; 1,000:1 to 1500:1).

(7)	Developed the world’s first 23.8-inch FHD ultra slim and light monitor product

•	Achieved ultra-light design (reduced LCM weight from 2,270g to 1,280g compared to conventional LCMs)

•	Achieved ultra slim design by using slim component parts (7.6t reduced to 5.5t)

(8)	Developed LTPS AH-IPS QHD smartphone product (5.5-inch QHD, 538 ppi, LG Electronics’ G3 model smartphone)

•	LTPS AH-IPS QHD smartphone product developed in April 2014

•	Width of panel bezel: 0.95 mm (L/R); luminance: 500 nit; G1F Touch Direct Bonded LCM

(9)	Developed our first curved Ultra HD product (65-inch and 55-inch Ultra HD)

•	The curved LCM retains the same panel transmissivity as a conventional flat LCM through application of BM-less COT structure with a double pigment lamination

•	Realized curved LCM technology by applying Frame (Horizontal / Vertical / Center) Structure and Curved C/T & Guide Panel Technologies

(10)	Developed the world’s first 6-inch plastic OLED product

•	Developed the world’s first curved display with a curvature radius (“R”) of 700

•	Precursor to the development of future bendable, foldable and rollable display products

(11)	Developed the world’s first 34-inch curved monitor product (3,800R)

•	Launched the world’s first blade type 21:9 screen aspect ratio 34-inch wide QHD 3,800R curved monitor product and created a new market and standard for curved monitor products

•	Achieved curvature of 3,800R by using annealing process and setting up assembly equipment utilizing 0.4t glass for curved panels and pol edge type curved backlight

(12)	Developed the world’s first AH-IPS FHD GIP/DRD product (15.6-inch notebook product)

•	The world’s first AH-IPS FHD (more than 142 ppi) GIP/DRD product developed in September 2014

•	Increased cost competitiveness by developing GIP/DRD technology

(13)	Developed the world’s first Advanced In-cell Touch LTPS smartphone product (4.5-inch HD product)

•	Completed development of an AH-IPS LTPS product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in July 2014 (450 nit luminance; L/R panel bezel of 1.00 mm; module thickness of 2.28 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(14)	Developed the world’s first Advanced In-cell Touch a-Si smartphone product (4.5-inch WVGA product)

•	Completed development of an AH-IPS a-Si product applying LG Display’s own in-cell touch technology, which utilizes the AH-IPS Vcom electrodes in an all point sensing self-capacitive manner in August 2014 (450 nit luminance; L/R panel bezel of 1.35 mm; module thickness of 2.6 mm)

•	Simplified SCM and provided a cost competitive and differentiated valued product with touch functionality

(15)	Developed the world’s first Ultra HD+ curved (6,000R) product (105-inch Ultra HD)

•	The world’s first large 105-inch 21:9 screen aspect ratio Ultra HD curved (6,000R) display product

(16)	Developed our first 98-inch Ultra HD product

•	Our new line of 98-inch Ultra HD products

•	Achieved ultra-high definition through utilizing the direct BLU local dimming and FCIC circuit compensation algorithm.

(17)	Developed four sided product with even bezels (5.9 mm) for commercial use (42-inch, 49-inch and 55-inch FHD product)

•	Developed our first 4 sided even bezel product (off bezel: 5.9 mm)

•	Reduced panel PAD and lower bezel thickness

•	Improved PAC transmittance and after image reliability

(18)	Developed our first 60-inch Ultra HD product

•	Our new line of 60-inch Ultra HD products

•	Achieved narrow panel bezel of 7.8 mm

(19)	Developed the world’s first circular plastic OLED product (1.3 F)

•	Developed the world’s first circular plastic OLED product in September 2014

•	Developed ultrathin display module of 559 um (without cover window)

•	Lowered power consumption by developing Power Save Mode algorithm

•	Display can be turned on without powering the P-IC

(20)	Developed the world’s first four sided borderless OLED television product (55-inch)

•	Product developed using the world’s first four sided borderless technology utilizing reverse tab bonding manufacturing process in September 2014

(21)	Developed the world’s first ultra-slim OLED television products (49-inch, 55-inch and 65-inch Ultra HD)

•	Achieved LCM thickness of 7.5 mm

•	Reduced thickness by combining exterior set with LCM parts (B/cover, M/cabinet)

(22)	Developed the world’s first 1:1 screen aspect ratio New Platform Monitor (26.5-inch; 1920 x 1920 resolution)

•	Creation of new market through the development of new 1:1 screen aspect ratio platform display

•	Development of high resolution display with four sided even bezels (on bezel: 8 mm)

(23)	Development of 14-inch FHD notebook product with three sided even bezels (3.9 mm)

•	World’s first notebook panel with three sided narrow bezels (top and side bezels: 3.9 mm)

•	Reduced GIP area by 50% compared to conventional GIP area

(24)	Development of 12.3-inch new display size UXGA tablet product

•	Developed new display panel size for tablet products: 12.3-inch UXGA (4:3 screen aspect ratio)

•	Increased yield of glass panel area per glass substrate by cutting glass substrates at 12.3 inches

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD AIT)

•	Developed the world’s first FHD Advanced In-cell Touch display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD Advanced In-cell Touch (AIT) LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

10.	Intellectual Property

As of March 31, 2015, our cumulative patent portfolio (including patents that have already expired) included a total of 27,036 patents, consisting of 13,377 in Korea and 13,659 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. Starting from 2015, we plan on implementing the greenhouse gas trading system, under which we will be responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we may need to invest in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for the 2013 to the Korean government (i.e., the Ministry of Environment and the Ministry of Trade, Industry & Energy) in March 2014 after it was certified by Lloyd’s Register Quality Assurance, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)

Category	2014	2013	2012
Greenhouse gases	7,537	6,922	6,161
Energy	60,002	61,092	61,169

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our air pollution, toxic materials and waste water. In February 2013, to reduce costs and ensure safe water quality, we entered into a contract with a specialist company to operate our waste water treatment facilities. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P98, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing, Yantai and Guangzhou, China.

In addition, with respect to P1 through P98 and our module production plants in Gumi and Paju, we received certification from BSI Group Korea in November 2011 and ISO 5001 certification in December 2013 for our green management system. In August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 50001, ISO 14001, OHSAS 18001, ISO 9001, GB/T 26125, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In addition, in recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In recognition of our efforts to improve recycling and reduce waste, we received a citation for being a leading recycling company by the Prime Minister of Korea.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment.

In addition, as part of our commitment to use environment-friendly raw materials, we have implemented a green purchasing system that prevents the introduction of hazardous materials at the purchasing stage. The green purchasing system has been a key component in our efforts to comply with RoHS and other applicable environmental laws and regulation.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won)

Description	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013
Current assets	9,224,466	9,240,629	7,731,788
Quick assets	6,578,923	6,486,531	5,798,547
Inventories	2,645,543	2,754,098	1,933,241
Non-current assets	13,248,114	13,726,394	13,983,496
Investments in equity accounted investees	381,633	407,644	406,536
Property, plant and equipment, net	10,974,411	11,402,866	11,808,334
Intangible assets	547,450	576,670	468,185
Other non-current assets	1,344,620	1,339,214	1,300,441

Total assets	22,472,580	22,967,023	21,715,284

Current liabilities	7,164,054	7,549,556	6,788,919
Non-current liabilities	3,115,944	3,634,057	4,128,945

Total liabilities	10,279,998	11,183,613	10,917,864

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	(54,734)	(63,843)	(91,674)
Retained earnings	7,732,754	7,455,063	6,662,655
Non-controlling interest	474,370	351,998	186,247

Total equity	12,192,582	11,783,410	10,797,420

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Revenue	7,022,349	26,455,529	27,033,035
Operating profit	743,900	1,357,255	1,163,314
Operating profit from continuing operations	475,751	917,404	418,973
Profit for the period	475,751	917,404	418,973
Profit (loss) attributable to:
Owners of the Company	458,224	904,268	426,118
Non-controlling interest	17,527	13,136	(7,145)
Basic earnings per share	1,281	2,527	1,191
Diluted earnings per share	1,281	2,527	1,191
Number of consolidated entities	18	18	18

B.	Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won)

Description	As of March 31, 2015	As of December 31, 2014	As of December 31, 2013
Current assets	7,689,116	8,291,088	6,877,367
Quick assets	5,601,323	6,244,413	5,290,725
Inventories	2,087,793	2,046,675	1,586,642
Non-current assets	12,495,460	12,720,749	13,767,226
Investments	2,511,762	2,301,881	1,820,806
Property, plant and equipment, net	8,297,140	8,700,301	10,294,740
Intangible assets	518,782	548,078	461,620
Other non-current assets	1,167,776	1,170,489	1,190,060

Total assets	20,184,576	21,011,837	20,644,593

Current liabilities	7,094,252	7,550,330	6,754,175
Non-current liabilities	2,311,403	2,837,432	4,127,993

Total liabilities	9,405,655	10,387,762	10,882,168

Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Reserves	288	276	(305)
Retained earnings	6,738,441	6,583,607	5,722,538

Total equity	10,778,921	10,624,075	9,762,425

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2015	For the year ended December 31, 2014	For the year ended December 31, 2013
Revenue	6,349,476	25,383,670	25,854,183
Operating profit	526,665	984,790	753,550
Operating profit from continuing operations	334,772	973,118	99,672
Profit for the period	334,772	973,118	99,672
Basic earnings per share	936	2,720	279
Diluted earnings per share	936	2,720	279

C.	Consolidated subsidiaries (as of March 31, 2015)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Xiamen) Limited	Manufacturing	China	51%
L&T Display Technology (Fujian) Limited	Manufacturing	China	51%
LG Display Yantai Co., Ltd.	Manufacturing and sales	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
LG Display U.S.A. Inc.	Manufacturing and sales	U.S.A.	100%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of March 31, 2015)

Company	Investment Amount		Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$	411,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	2,936,759,345	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	511,071,000	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY	1,654,693,079	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	SGD	1,400,000	January 12, 2009	100%
L&T Display Technology (Xiamen) Limited	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Limited	CNY	59,197,026	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY	955,915,000	April 19, 2010	100%
LG Display U.S.A. Inc.	US$	10,920,000	December 8, 2011	100%
Nanumnuri Co., Ltd.	~~W~~	800,000,000	March 19, 2012	100%
LG Display (China) Co., Ltd.(1)	CNY	5,668,466,124	December 27, 2012	70%
Unified Innovative Technology, LLC	US$	9,000,000	March 21, 2014	100%
MMT (Money Market Trust)	~~W~~	94,900,000,000	June 11, 2007	100%
Suzhou Raken Technology Co., Ltd.	CNY	637,079,715	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	~~W~~	33,648,000,000	March 25, 2005	40%
TLI Co., Ltd.	~~W~~	14,073,806,250	May 16, 2008	10%
AVACO Co., Ltd.	~~W~~	6,172,728,120	June 9, 2008	16%
New Optics Ltd.	~~W~~	12,199,600,000	July 30, 2008	46%
LIG ADP Co., Ltd.	~~W~~	6,330,000,000	February 24, 2009	13%
Wooree E&L Co., Ltd. (formerly Wooree LED Co., Ltd.)	~~W~~	11,900,000,000	May 22, 2009	21%
Global OLED Technology LLC	US$	45,170,000	December 23, 2009	33%
LB Gemini New Growth Fund No. 16(2)	~~W~~	14,424,704,518	December 7, 2009	31%
Can Yang Investment Ltd.	CNY	93,740,124	January 27, 2010	9%
YAS Co., Ltd.	~~W~~	10,000,000,000	September 16, 2010	19%
Narae Nanotech Corporation	~~W~~	30,000,000,000	April 22, 2011	23%
Avatec Co., Ltd.	~~W~~	10,600,000,000	December 6, 2011	16%
Glonix Co., Ltd.	~~W~~	2,000,000,000	April 10, 2012	20%

Changes since December 31, 2014:

(1)	In January 2015, we invested CNY1,414 million in cash for the capital increase of LG Display (China) Co., Ltd. The investment did not affect our percentage interest.
(2)	In March 2015, we invested ~~W~~360 million in LB Gemini New Growth Fund No. 16. The investment did not affect our percentage interest.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2015	2014	2013
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation (1)	990 (400) (2)	910 (326) (2)	910 (325) (2)
Time required	2,884	16,380	16,202

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

(Unit: In millions of Won)

Fiscal year	Contract date	Service description	Service period	Compensation
2013	July 29, 2013	Advisory services in establishing a compliance system in connection with our disclosure obligations under the U.S. Securities and Exchange commission’s conflict mineral rule.	July 2013 to October 2013	126

14.	Board of Directors

A.	Members of the board of directors

As of March 31, 2015 our board of directors consist of two non-outside directors, one non-standing director and four outside directors.

(As of March 31, 2015)

Name	Position	Primary responsibility
Yu Sig Kang(1)	Director (non-standing)	Chairman of the board of directors
Sang Beom Han(2)	Representative Director (non-outside), Chief Executive Officer and President	Overall head of management
Sangdon Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Jin Jang	Outside Director	Related to the overall management
Dongil Kwon(3)	Outside Director	Related to the overall management
Joon Park	Outside Director	Related to the overall management
Sung-Sik Hwang(4)	Outside Director	Related to the overall management

(1)	Yu Sig Kang is also a registered executive of LG Electronics.
(2)	Sang Beom Han was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 13, 2015.
(3)	Dongil Kwon was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 13, 2015.
(4)	Sung-Sik Hwang was appointed as an outside director by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.

•	Tae Sik Ahn stepped down as an outside director on January 15, 2015 before the end of his term.

B.	Committees of the board of directors

As of March 31, 2015, we have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee.

(As of March 31, 2015)

Committee	Composition	Member
Audit Committee	3 outside directors	Joon Park, Jin Jang, Sung-Sik Hwang(1)
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Jin Jang(2), Joon Park(2)
Management Committee	2 non-outside directors	Sang Beom Han, Sangdon Kim

(1)	Sung-Sik Hwang was appointed as member of the audit committee of the board of directors by the courts on January 22, 2015. Mr. Hwang was reappointed for a full term at the annual general meeting of shareholders held on March 13, 2015.
(2)	Jin Jang and Joon Park were appointed as members of the outside director nomination committee of the board of directors by the board of directors on January 27, 2015.

•	Tae Sik Ahn stepped down as a member of the audit committee and the outside director nomination committee of the board of directors on January 15, 2015 before the end of his term.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2015): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2015): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2015:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.9%
Sang Beom Han(1)	Related Party	5,014	0.0%
Sangdon Kim	Related Party	1,500	0.0%

(1)	In April 2015, Sang Beom Han acquired additional shares of our common stock and as of the date of this filing, he held 13,014 shares of our common stock.

(2)	Shareholders who are known to us to own 5% or more of our shares as of March 31, 2015:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.9%
National Pension Service	35,749,428	9.99%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2015 Q1

(Unit: person, in millions of Won)

Classification	No. of directors(1)	Amount paid(2)		Per capita average remuneration paid(4)
Non-outside directors	3	1,419	(3)	473
Outside directors who are not audit committee members	1	18		18
Outside directors who are audit committee members	3	58		19

Total	7	1,495		—

(1)	Number of directors as at March 31, 2015.
(2)	Amount paid is calculated on the basis of amount of cash actually paid.
(3)	Among the non-outside directors, Yu Sig Kang does not receive any remuneration.
(4)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the three months ended March 31, 2015.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2015 Q1

(Unit: in millions of Won)

Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,120	—

•	Method of calculation

Name	Method of calculation
Sang Beom Han	Total remuneration

	•	~~W~~1,120 million (consisting of ~~W~~280 million in salary and ~~W~~840 million in bonus).

Salary

	•	Annual salary is set in accordance with the executive compensation regulations established by the board of directors.

	•	Annual salary is equally divided and paid on a monthly basis.

Bonus

	•	Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

	•	Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

• Financial indicators: For the year ended December 31, 2014, revenue was ~~W~~26,456 billion and operating profit was ~~W~~1,357 billion, which was a 17% improvement compared to the previous year’s operating profit.

• Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products while improving profit margins and market position and Mr. Han showed leadership in leading us.

(3)	Stock options

Not applicable.

B.	Employees

As of March 31, 2015, we had 32,372 employees (excluding our executive officers). On average, our male employees have served 7.4 years and our female employees have served 5.5 years. The total amount of salary paid to our employees for the three months ended March 31, 2015 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~634,202 million for our male employees and ~~W~~163,987 million for our female employees. The following table provides details of our employees as of March 31, 2015:

(Unit: person, in millions of Won, year)

	Number of employees(1)	Total salary in 2015 Q1(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	23,489	634,202	27	7.4
Female	8,883	163,987	18	5.5

Total	32,372	798,189	25	6.8

(1)	Includes part-time employees.
(2)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2015 was ~~W~~90,822 million and the per capita welfare benefit provided was ~~W~~2.8 million.
(3)	Based on income tax statements, which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(4)	Includes incentive payments to employees who have transferred from our affiliated companies.
(5)	Calculated using the average number of employees (male: 23,523, female: 9,027) for the three months ended March 31, 2015.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2015 and the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the consolidated financial statements, the Group has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Group estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2014 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 17, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2014, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2015

This report is effective as of April 29, 2015 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	March 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	9	~~W~~	1,290,750	889,839
Deposits in banks	9		1,446,826	1,526,482
Trade accounts and notes receivable, net	9,16,19		3,224,951	3,444,477
Other accounts receivable, net	9		102,246	119,478
Other current financial assets	9		3,433	3,250
Inventories	5		2,645,543	2,754,098
Prepaid income taxes			18,053	6,340
Other current assets			492,664	496,665

Total current assets			9,224,466	9,240,629

Deposits in banks	9		13	8,427
Investments in equity accounted investees	6		381,633	407,644
Other non-current financial assets	9		33,357	33,611
Property, plant and equipment, net	7,20		10,974,411	11,402,866
Intangible assets, net	8,20		547,450	576,670
Deferred tax assets	21		1,007,404	1,036,507
Other non-current assets			303,846	260,669

Total non-current assets			13,248,114	13,726,394

Total assets		~~W~~	22,472,580	22,967,023

Liabilities
Trade accounts and notes payable	9,19	~~W~~	2,910,738	3,391,635
Current financial liabilities	9,10		1,281,161	967,909
Other accounts payable	9,19		1,377,761	1,508,158
Accrued expenses			646,280	740,492
Income tax payable			202,723	227,714
Provisions	17		262,477	193,884
Advances received	16		253,266	488,379
Other current liabilities			229,648	31,385

Total current liabilities			7,164,054	7,549,556

Non-current financial liabilities	9,10		2,715,115	3,279,477
Non-current provisions			9,567	8,014
Defined benefit liabilities, net	14		372,972	324,180
Deferred tax liabilities	21		—	245
Other non-current liabilities			18,290	22,141

Total non-current liabilities			3,115,944	3,634,057

Total liabilities			10,279,998	11,183,613

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		(54,734)	(63,843)
Retained earnings			7,732,754	7,455,063

Total equity attributable to owners of the Controlling Company			11,718,212	11,431,412

Non-controlling interests			474,370	351,998

Total equity			12,192,582	11,783,410

Total liabilities and equity		~~W~~	22,472,580	22,967,023

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

(In millions of won, except earnings (loss) per share)	Note	2015		2014

Revenue	19,20	~~W~~	7,022,349	5,587,698
Cost of sales	5,11,19		(5,661,060)	(4,923,867)

Gross profit			1,361,289	663,831

Selling expenses	12		(190,077)	(157,880)
Administrative expenses	12		(144,429)	(121,696)
Research and development expenses			(282,883)	(289,974)

Operating profit			743,900	94,281

Finance income	15		28,315	28,680
Finance costs	15		(56,143)	(57,063)
Other non-operating income	13		253,064	181,953
Other non-operating expenses	13		(343,639)	(227,805)
Equity in income of equity accounted investees, net			(1,733)	8,552

Profit before income tax			623,764	28,598
Income tax expense	21		(148,013)	(110,566)

Profit (loss) for the period			475,751	(81,968)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of the net defined benefit liabilities	14		(1,954)	(2,719)
Related income tax			329	704

			(1,625)	(2,015)
Items that are or may be relcassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		881	830
Foreign currency translation differences for foreign operations			13,193	(22,994)
Share of loss from sale of treasury stocks by associates			(285)	(365)
Related income tax			24	74

			13,813	(22,455)

Other comprehensive income (loss) for the period, net of income tax			12,188	(24,470)

Total comprehensive income (loss) for the period		~~W~~	487,939	(106,438)

Profit (loss) attributable to:
Owners of the Controlling Company		~~W~~	458,224	(79,951)
Non-controlling interests			17,527	(2,017)

Profit (loss) for the period		~~W~~	475,751	(81,968)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		~~W~~	465,708	(102,256)
Non-controlling interests			22,231	(4,182)

Total comprehensive income (loss) for the period		~~W~~	487,939	(106,438)

Earnings (loss) per share (In won)
Basic earnings (loss) per share	22	~~W~~	1,281	(223)

Diluted earnings (loss) per share	22	~~W~~	1,281	(223)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Share of loss from sale of treasury stocks by associates	Fair value reserve	Translation reserve	Retained earnings	Non-controlling interests	Total equity

Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	(254)	572	(91,992)	6,662,655	186,247	10,797,420

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	—	—	(79,951)	(2,017)	(81,968)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	949	—	—	—	949
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	—	—	(2,015)	—	(2,015)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	(20,874)	—	(2,165)	(23,039)
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(365)	—	—	—	—	(365)

Total other comprehensive income (loss)		—	—	(365)	949	(20,874)	(2,015)	(2,165)	(24,470)

Total comprehensive income (loss) for the period	~~W~~	—	—	(365)	949	(20,874)	(81,966)	(4,182)	(106,438)

Transaction with owners, recognized directly in equity
Capital contribution from non-controlling interests		—	—	—	—	—	—	24,840	24,840

Balances at March 31, 2014	~~W~~	1,789,079	2,251,113	(619)	1,521	(112,866)	6,580,689	206,905	10,715,822

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	(1,614)	1,368	(63,597)	7,455,063	351,998	11,783,410

Total comprehensive income for the period
Profit for the period		—	—	—	—	—	458,224	17,527	475,751

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	877	—	—	—	877
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	—	—	(1,625)	—	(1,625)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	—	8,517	—	4,704	13,221
Share of loss from sale of treasury stocks by associates, net of tax		—	—	(285)	—	—	—	—	(285)

Total other comprehensive income (loss)		—	—	(285)	877	8,517	(1,625)	4,704	12,188

Total comprehensive income (loss) for the period	~~W~~	—	—	(285)	877	8,517	456,599	22,231	487,939

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—		—	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	—	100,141	100,141

Balances at March 31, 2015	~~W~~	1,789,079	2,251,113	(1,899)	2,245	(55,080)	7,732,754	474,370	12,192,582

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit (loss) for the period		~~W~~	475,751	(81,968)
Adjustments for:
Income tax expense	21		148,013	110,566
Depreciation	11		759,830	864,215
Amortization of intangible assets	11		91,307	56,444
Gain on foreign currency translation			(51,034)	(25,973)
Loss on foreign currency translation			50,255	46,976
Expenses related to defined benefit plans	14		49,765	64,905
Impairment loss on intangible assets			184	286
Gain on disposal of property, plant and equipment			(6,118)	(2,765)
Loss on disposal of property, plant and equipment			8	295
Loss on disposal of intangible assets			11	—
Finance income			(13,864)	(13,927)
Finance costs			36,056	43,166
Equity in income of equity method accounted investees, net			1,733	(8,552)
Other income			(791)	(7,281)
Other expenses			145,983	49,331

			1,211,338	1,177,686

Change in trade accounts and notes receivable			(22,375)	452,340
Change in other accounts receivable			41,840	11,966
Change in other current assets			11,837	(171,337)
Change in inventories			108,556	(265,603)
Change in other non-current assets			(55,737)	(61,428)
Change in trade accounts and notes payable			(485,516)	(41,248)
Change in other accounts payable			(276,357)	(1,896)
Change in accrued expenses			(94,211)	(35,300)
Change in other current liabilities			28,146	16,756
Change in other non-current liabilities			418	3,972
Change in provisions			(34,162)	(34,051)
Change in defined benefit liabilities, net			(2,330)	(807)

			(779,891)	(126,636)

Cash generated from operating activities			907,198	969,082
Income taxes paid			(105,407)	(26,352)
Interests received			15,505	6,233
Interests paid			(34,172)	(38,742)

Net cash provided by operating activities		~~W~~	783,124	910,221

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from investing activities:
Dividends received		~~W~~	20,021	—
Proceeds from withdrawal of deposits in banks			602,805	231,176
Increase in deposits in banks			(514,735)	(400,210)
Acquisition of investments in equity accounted investees			(360)	(324)
Proceeds from disposal of investments in equity accounted investees			—	3,589
Acquisition of property, plant and equipment			(437,398)	(1,041,001)
Proceeds from disposal of property, plant and equipment			168,164	10,352
Acquisition of intangible assets			(82,983)	(63,168)
Government grants received			2,511	2,006
Proceeds from disposal of other financial assets			81	—
Acquisition of other non-current financial assets			(179)	(2,152)
Proceeds from disposal of other non-current financial assets			267	2,957

Net cash used in investing activities			(241,806)	(1,256,775)

Cash flows from financing activities:
Proceeds from short-term borrowings			—	1,163,680
Repayments of short-term borrowings			(223,626)	(792,164)
Repayments of long-term debt			—	(503,618)
Repayments of current portion of long-term debt and debentures			(39,485)	(22,360)
Capital contribution from non-controlling interest			100,141	24,840

Net cash used in financing activities			(162,970)	(129,622)

Net increase (decrease) in cash and cash equivalents			378,348	(476,176)
Cash and cash equivalents at January 1			889,839	1,021,870
Effect of exchange rate fluctuations on cash held			22,563	4,428

Cash and cash equivalents at March 31		~~W~~	1,290,750	550,122

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Controlling Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Controlling Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

As of March 31, 2015, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2015, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2015, there are 23,010,462 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2015

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD products	JPY	95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,937
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and LCD TV sets	CNY	82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	956
LG Display U.S.A. Inc.	McAllen, U.S.A.	100%	December 31	October 26, 2011	Manufacture and sell TFT-LCD products	USD	11
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd. (*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY	8,097
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	94,900

(*1)	In January 2015, the Controlling Company invested ~~W~~134,620 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, in January 2015, LG Display Guangzhou Co., Ltd. (“LGDGZ”), a subsidiary of the Controlling Company, invested ~~W~~112,485 million in cash for the capital increase of LGDCA. The Controlling Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%, respectively, as of December 31, 2014 to March 31, 2015.
(*2)	In January 2015, the Controlling Company disposed ~~W~~18,100 million and acquired ~~W~~94,900 million in March 2015 in Money Market Trust. There was no change in the Controlling Company’s ownership percentage in MMT as a result of its disposal and acquisition.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2014.

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on April 21, 2015.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2014.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Group are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2014.

5.	Inventories

Inventories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015		December 31, 2014
Finished goods	~~W~~	1,038,827	1,200,592
Work-in-process		796,496	745,614
Raw materials		413,448	426,380
Supplies		396,772	381,512

	~~W~~	2,645,543	2,754,098

For the three-month periods ended March 31, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows;

(In millions of won)
	2015		2014
Inventories recognized as cost of sales	~~W~~	5,661,060	4,923,867
Including: inventory write-downs		326,601	267,087
Including: reversal and usage of inventory write-downs		(332,699)	(211,363)

6.	Investments in Equity Accounted Investees

Associates and Joint Ventures (Equity Method Investees) as of March 31, 2015 are as follows:

(In millions of won)
Associates and joint ventures	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Co., Ltd.(*1)	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV set	~~W~~	136,128
Global OLED Technology, LLC	Virginia, U.S.A.	33%	December 31	December 2009	Manage and license OLED patents		28,024
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	December 31	January 2005	Manufacture electric glass for FPDs		53,188
TLI Inc.(*2)	Seongnam, South Korea	10%	December 31	October 1998	Manufacture and sell semiconductor parts for FPDs		5,185
AVACO Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		11,420
New Optics Ltd.	Yangju, South Korea	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs		44,194
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)(*2)	Seongnam, South Korea	13%	December 31	January 2001	Develop and manufacture equipment for FPDs		2,289
WooRee E&L Co., Ltd.	Ansan, South Korea	21%	December 31	June 2008	Manufacture LED back light unit packages		22,244
LB Gemini New Growth Fund No. 16 (*3)	Seoul, South Korea	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		15,988
Can Yang Investments Limited(*2)	Hong Kong	9%	December 31	January 2010	Develop, manufacture and sell LED parts		7,568
YAS Co., Ltd.(*2)	Paju, South Korea	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs		11,355
Narenanotech Corporation	Yongin, South Korea	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		25,457
AVATEC Co., Ltd.(*2)	Daegu, South Korea	16%	December 31	August 2000	Process and sell glass for FPDs		18,189
Glonix Co., Ltd.	Gimhae, South Korea	20%	December 31	October 2006	Manufacture and sell LCD		404

						~~W~~	381,633

(*1)	Despite its 51% ownership, management concluded that the Controlling Company does not have control of Suzhou Raken Technology Co., Ltd. because the Controlling Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers. Accordingly, investment in Suzhou Raken Technology Co., Ltd. was accounted as an equity method investment.
(*2)	Although the Controlling Company’s share interests in TLI Inc., AVACO Co., Ltd., LIG INVENIA Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., and AVATEC Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*3)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March 2015, the Controlling Company made an additional cash investment of ~~W~~360 million in the Fund. There were no changes in the Controlling Company’s ownership percentage in the Fund and the Controlling Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2015 and 2014, the Group purchased property, plant and equipment of ~~W~~516,553 million and ~~W~~1,231,327 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~4,636 million and 3.97%, and ~~W~~9,837 million and 4.46% for the three-month periods ended March 31, 2015 and 2014, respectively. Also, for the three-month periods ended March 31, 2015 and 2014, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~182,858 million and ~~W~~7,882 million, respectively, and recognized ~~W~~6,118 million and ~~W~~8 million as gain and loss, respectively, on disposal of property, plant and equipment for the three-month period ended March 31, 2015 (gain and loss for the three-month period ended on March 31, 2014: ~~W~~2,765 million and ~~W~~295 million, respectively).

8.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2015 and December 31, 2014 are ~~W~~238,055 million and ~~W~~253,624 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
	March 31, 2015		December 31, 2014

Cash and cash equivalents	~~W~~	1,290,750	889,839
Deposits in banks(*)		1,446,839	1,534,909
Trade accounts and notes receivable, net		3,224,951	3,444,477
Other accounts receivable, net		102,246	119,478
Available-for-sale financial assets		3,177	3,237
Deposits		19,117	19,602
Other non-current financial assets		8,160	7,859

	~~W~~	6,095,240	6,019,401

(*)	As of March 31, 2015, the amount of deposits in banks restricted in use is ~~W~~85,983 million (as of December 31, 2014: ~~W~~81,232 million).

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2015 and December 31, 2014 by geographic region was as follows:

(In millions of won)
	March 31, 2015		December 31, 2014

Domestic	~~W~~	447,751	406,163
Euro-zone countries		404,252	309,296
Japan		160,115	135,972
United States		590,221	1,300,700
China		929,963	746,111
Taiwan		478,371	378,272
Others		214,278	167,963

	~~W~~	3,224,951	3,444,477

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of March 31, 2015 and December 31, 2014 was as follows:

(In millions of won)
	March 31, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	3,198,083	(1,359)	3,412,933	(762)
Past due 1-15 days		14,133	(7)	26,220	(30)
Past due 16-30 days		4	—	4,130	(13)
Past due 31-60 days		6,882	(69)	1,830	(18)
Past due more than 60 days		7,338	(54)	189	(2)

	~~W~~	3,226,440	(1,489)	3,445,302	(825)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the period	~~W~~	825	330
Bad debt expense		664	495

Balance at the reporting date	~~W~~	1,489	825

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities :
Secured bank loan	~~W~~	655,876	723,138	10,106	10,106	20,156	682,770	—
Unsecured bank loans		745,070	763,749	101,507	171,682	228,688	261,421	451
Unsecured bond issues		2,595,330	2,774,584	247,007	860,276	640,092	1,027,209	—
Trade accounts and notes payables		2,910,738	2,910,738	2,910,738	—	—	—	—
Other accounts payable		1,339,892	1,341,194	1,325,090	2,660	5,464	7,980	—

	~~W~~	8,246,906	8,513,403	4,594,448	1,044,724	894,400	1,979,380	451

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2015 and December 31, 2014 is as follows:

(In millions)	March 31, 2015
	USD	JPY	CNY	TWD	EUR	PLN
Cash and cash equivalents	186	540	3,493	41	5	76
Deposits in banks	—	—	618	—	—	—
Trade accounts and notes receivable	2,400	444	1,155	—	—	—
Other accounts receivable	22	2	82	9	—	—
Long-term other accounts receivable	7	—	—	—	—	—
Other assets denominated in foreign currencies	1	253	19	7	—	—
Trade accounts and notes payable	(1,138)	(19,579)	(1,738)	—	—	—
Other accounts payable	(138)	(9,112)	(1,362)	(6)	(4)	(5)
Long-term other accounts payable	—	—	(1)	—	—	—
Debt	(1,270)	—	—	—	—	—

Net exposure	70	(27,452)	2,266	51	1	71

(In millions)	December 31, 2014
	USD	JPY	CNY	TWD	EUR	PLN	BRL
Cash and cash equivalents	507	1,221	1,565	146	1	79	—
Trade accounts and notes receivable	2,737	682	962	—	—	—	—
Other accounts receivable	13	—	205	1	21	—	—
Long-term other accounts receivable	6	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	255	18	7	—	—	—
Trade accounts and notes payable	(1,750)	(21,468)	(1,233)	—	—	—	—
Other accounts payable	(268)	(6,056)	(1,522)	(128)	(20)	(11)	(34)
Long-term other accounts payable	—	—	(1)	—	—	—	—
Debt	(1,508)	—	—	—	—	—	—

Net exposure	(262)	(25,366)	(6)	26	2	68	(34)

9.	Financial Instruments, Continued

Average exchange rates applied for the three-month periods ended March 31, 2015 and 2014 and the exchange rates at March 31, 2015 and December 31, 2014 are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	March 31, 2015	December 31, 2014
USD	~~W~~	1,100.16	1,069.00	1,105.00	1,099.20
JPY		9.23	10.39	9.20	9.20
CNY		176.18	175.39	177.97	176.81
TWD		34.89	35.32	35.33	34.69
EUR		1,241.51	1,465.08	1,196.77	1,336.52
PLN		295.99	350.33	292.59	312.49
BRL		387.09	452.39	342.17	413.62

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of March 31, 2015 and December 31, 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2015			December 31, 2014
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	127	11,544	(15,674)	3,829
JPY (5 percent weakening)		(10,480)	(6,738)	(9,701)	(6,169)
CNY (5 percent weakening)		20,547	(1,244)	197	(757)
TWD (5 percent weakening)		89	—	46	—
EUR (5 percent weakening)		12	162	(360)	1,511
PLN (5 percent weakening)		969	204	981	242
BRL (5 percent weakening)		—	—	(533)	(533)

A stronger won against the above currencies as of March 31, 2015 and December 31, 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Fixed rate instruments
Financial assets	~~W~~	2,740,753	2,427,972
Financial liabilities		(2,599,028)	(2,822,170)

	~~W~~	141,725	(394,198)

Variable rate instruments
Financial liabilities	~~W~~	(1,397,248)	(1,425,216)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2015 and December 31, 2014, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2015
Variable rate instruments	~~W~~	(10,591)	10,591	(10,591)	10,591

December 31, 2014
Variable rate instruments	~~W~~	(10,803)	10,803	(10,803)	10,803

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	March 31, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	3,177	3,177		3,237	3,237

Assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,290,750	(	*)	889,839	(	*)
Deposits in banks		1,446,839	(	*)	1,534,909	(	*)
Trade accounts and notes receivable		3,224,951	(	*)	3,444,477	(	*)
Other accounts receivable		102,246	(	*)	119,478	(	*)
Other non-current financial assets		8,160	(	*)	7,859	(	*)
Deposits		19,117	(	*)	19,602	(	*)
Liabilities carried at amortized cost
Secured bank loans	~~W~~	655,876	655,876		649,140	649,140
Unsecured bank loans		745,070	745,153		1,003,563	1,003,590
Unsecured bond issues		2,595,330	2,679,841		2,594,683	2,667,092
Trade accounts and notes payable		2,910,738	(	*)	3,391,635	(	*)
Other accounts payable		1,327,604	1,327,595		1,494,095	1,493,869
Other non-current liabilities		12,288	12,904		12,924	13,376

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2014

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2015 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
ARCH Venture Fund VIII, L.P		292	118
Henghao Technology Co., Ltd.		3,372	3,372

	~~W~~	6,337	6,163

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3:	inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2014 and December 31, 2014 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
March 31, 2015
Assets
Available-for-sale financial assets	~~W~~	3,177	—	—	3,177

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	~~W~~	3,237	—	—	3,237

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	~~W~~	—	—	655,876	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	745,153	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,679,841	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,327,595	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	12,904	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loan	~~W~~	—	—	649,140	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	1,003,590	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,493,869	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,376	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	March 31, 2015	December 31, 2014

Debentures, loans and others	1.84~2.07%	2.23%~2.60%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2015		December 31, 2014
Total liabilities	~~W~~	10,279,998	11,183,613
Total equity		12,192,582	11,783,410
Cash and deposits in banks (*1)		2,737,576	2,416,321
Borrowings (including bonds)		3,996,276	4,247,386
Total liabilities to equity ratio		84%	95%
Net borrowings to equity ratio (*2)		10%	16%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Current
Short-term borrowings	~~W~~	—	223,626
Current portion of long-term debt		1,281,161	744,283

	~~W~~	1,281,161	967,909

Non-current
Won denominated borrowings	~~W~~	4,087	4,452
Foreign currency denominated borrowings		1,134,948	1,289,837
Bonds		1,576,080	1,985,188

	~~W~~	2,715,115	3,279,477

(b)	Short-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2015 (%)	March 31, 2015		December 31, 2014
Korea Development Bank and others	—	~~W~~	—		219,839
Industrial and Commercial Bank of China and others	—		—		3,787

Foreign currency equivalent			—	USD	203

		~~W~~	—		223,626

(c)	Won denominated long-term debt as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2015 (%)	March 31, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate less 1.75, 2.75	~~W~~	6,323	7,336

Less current portion of long-term debt			(2,236)	(2,884)

		~~W~~	4,087	4,452

10.	Financial Liabilities, Continued

(d)	Long-term debt denominated in currencies other than won as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2015 (%)(*)	March 31, 2015		December 31, 2014
China Construction Bank and others	3ML+0.90~2.80	~~W~~	1,394,623		1,421,741

Foreign currency equivalent		USD	1,270	USD	1,305

Less current portion of long-term debt			(259,675)		(131,904)

		~~W~~	1,134,948		1,289,837

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2015 (%)	March 31, 2015		December 31, 2014

Won denominated bonds (*)
Publicly issued bonds	June 2015~ October 2019	2.40~5.31	~~W~~	2,600,000	2,600,000
Less discount on bonds				(4,670)	(5,317)
Less current portion				(1,019,250)	(609,495)

			~~W~~	1,576,080	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Changes in inventories	~~W~~	108,555	(265,603)
Purchases of raw materials, merchandise and others		3,275,924	2,920,064
Depreciation and amortization		851,137	920,659
Outsourcing fees		327,351	235,971
Labor cost		743,882	741,762
Supplies and others		234,766	230,952
Utility		207,016	184,884
Fees and commissions		135,534	110,768
Shipping costs		58,633	55,940
Advertising		41,161	26,608
Warranty expenses		33,719	21,165
Taxes and dues		22,472	16,345
Travel		15,929	14,639
Others		343,304	316,186

(*)	~~W~~	6,399,383	5,530,340

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Salaries	~~W~~	65,281	64,136
Expenses related to defined benefit plans		6,868	9,148
Other employee benefits		19,103	17,629
Shipping costs		50,784	44,894
Fees and commissions		49,687	40,216
Depreciation		26,144	22,525
Taxes and dues		9,512	4,559
Advertising		41,161	26,608
Warranty expenses		33,719	21,165
Rent		5,672	5,304
Insurance		2,807	3,229
Travel		5,623	5,768
Training		2,738	2,025
Others		15,407	12,370

	~~W~~	334,506	279,576

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Rental income	~~W~~	971	1,935
Foreign currency gain		245,031	167,728
Gain on disposal of property, plant and equipment		6,118	2,765
Reversal of allowance for doubtful accounts for other receivables		791	—
Others		153	9,525

	~~W~~	253,064	181,953

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Other bad debt expense	~~W~~	456	288
Foreign currency loss		222,705	190,882
Loss on disposal of property, plant and equipment		8	295
Loss on disposal of intangible assets		11	—
Impairment loss on intangible assets		184	286
Donations		3,208	3,332
Expenses related to legal proceedings or claims and others		117,067	32,722

	~~W~~	343,639	227,805

14.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company.

(a)	Recognized liabilities for defined benefit plans as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	~~W~~	1,156,409	1,114,689
Fair value of plan assets		(783,437)	(790,509)

	~~W~~	372,972	324,180

14.	Employee Benefits, Continued

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current service cost	~~W~~	46,949	39,137
Past service cost		—	21,990
Net interest cost		2,816	3,778

	~~W~~	49,765	64,905

(c)	Plan assets as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Guaranteed deposits in banks	~~W~~	783,437	790,509

As of March 31, 2015, the Group maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014

Remeasurements of the net defined benefit liabilities (assets)	~~W~~	(1,954)	(2,719)
Income tax		329	704

Remeasurements of the net defined benefit liabilities (assets), net of income tax	~~W~~	(1,625)	(2,015)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Finance income
Interest income	~~W~~	13,856	14,036
Foreign currency gain		14,459	14,639
Gain on disposal of available-for-sale financial assets		—	5

	~~W~~	28,315	28,680

Finance costs
Interest expense	~~W~~	30,212	27,252
Foreign currency loss		24,529	19,398
Loss on sale of trade accounts and notes receivable		1,402	3,271
Loss on early redemption of debt		—	6,986
Loss on disposal of investments in equity accounted investees		—	156

	~~W~~	56,143	57,063

(b)	Finance income and costs recognized in other comprehensive income for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Net change in fair value of available-for-sale financial assets	~~W~~	881	830
Tax effect		(4)	119

Finance income recognized in other comprehensive income after tax	~~W~~	877	949

16.	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,153 million (~~W~~2,379,595 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2015, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Amount		KRW equivalent
Controlling Company	Shinhan Bank	KRW	100,000	100,000		—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	331,500	USD	250	275,883
LG Display Taiwan Co., Ltd.	BNP Paribas	USD	105	116,025	USD	1	545
	Hongkong & Shanghai Banking Corp.	USD	150	165,750	USD	72	79,741
	Sumitomo Mitsui Banking Corporation	USD	200	221,000	USD	77	85,465
LG Display Shanghai Co., Ltd.	BNP Paribas	USD	125	138,125		—	—
	Hongkong & Shanghai Banking Corp.	USD	55	60,775		—	—
LG Display Germany GmbH	Citibank	USD	200	221,000		—	—
	BNP Paribas	USD	192	212,160		—	—
LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	800	884,000	USD	475	525,207
	Sumitomo Mitsui Banking Corporation	USD	250	276,250	USD	25	27,626
LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	90	99,450		—	—

		USD	2,467	2,726,035	USD	900	994,467

		USD	2,467		USD	900

		KRW	100,000	2,826,035		—	994,467

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

16.	Commitments, Continued

Letters of credit

As of March 31, 2015, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 15 million (~~W~~16,575 million) with Korea Exchange Bank, USD 15 million (~~W~~16,75 million) with China Construction Bank, USD 80 million (~~W~~88,400 million) with Bank of China, USD 60 million (~~W~~66,300 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (~~W~~33,150 million) with Hana Bank.

Payment guarantees

The Controlling Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (~~W~~221,000 million) and USD 8.5 million (~~W~~9,393 million) from Shinhan Bank for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~6,442 million), CNY 4,220 million (~~W~~751,033million), TWD 14 million (~~W~~495 million), EUR 0.5 million (~~W~~598 million) and PLN 0.2 million (~~W~~59 million), respectively, for their local tax payments.

Credit facility

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD 60 million (~~W~~66,300 million) and JPY 8,000 million (~~W~~73,621 million) in total, with Mizuho Corporate Bank and other various banks.

License agreements

As of March 31, 2015, in relation to its TFT-LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of March 31, 2015 the Controlling Company’s balance of advances received from a customer amount to USD 180 million (~~W~~198,900 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 140 million (~~W~~154,700 million) from the Industrial Bank of Korea relating to advances received.

Pledged Assets

Regarding the secured bank loan amounting to USD 600 million (~~W~~663,000 million) from China Construction Bank, as of March 31, 2015, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~1,372,616 million as pledged assets.

17.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Controlling Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of March 31, 2015, the Controlling Company is currently defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc. and NECO Alliance LLC. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Controlling Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Controlling Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the three-month period ended March 31, 2015, based on the developments of the above pending proceedings, the Group updated its estimates on the amount of potential outflow of resources which resulted in an increase of provision-current for pending proceedings, in the amount of ~~W~~111,172 million which is offset by a decrease of ~~W~~41,769 million upon utilization of the provision for proceedings closed. While the Group continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to March 31, 2015.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of March 31, 2015 are as follows:

Classification	Description
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates and joint ventures are described in note 6.

Related parties other than associates and joint ventures that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of March 31, 2015 and December 31 2014 are as follows:

Classification	March 31, 2015	December 31, 2014
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
	AVATEC Electronics Yantai Co., Ltd	AVATEC Electronics Yantai Co., Ltd.
	New Optics USA,Inc	-
Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	-	LG Innotek Poland Sp. z o.o.
	-	LG Innotek (Guangzhou) Co., Ltd.
	-	LG Innotek Huizhou Co., Ltd
	-	LG Innotek USA, Inc.
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

19.	Related Parties, Continued

Classification	March 31, 2015	December 31, 2014
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	LG Electronics Shenyang Inc.	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicali, S.A. DE C.V.	LG Electronics Mexicali, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	-	LG Electronics (Hangzhou) Co., Ltd.
	-	LG Electronics Polska Sp. z o.o.
	-	LG Electronics Philippines Inc.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	Hi Logistics (China) Co., Ltd.	Hi Logistics (China) Co., Ltd.
	-	LG Electronics Alabama Inc.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	Hi M Solutek	Hi M Solutek

19.	Related Parties, Continued

(b)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Short-term benefits	~~W~~	758	445
Expenses related to the defined benefit plan		71	69

	~~W~~	829	514

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	39,089	—	—	—	—	—
Global OLED Technology LLC		—	—	—	—	—	902

	~~W~~	39,089	—	—	—	—	902

19.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	20,905	—	2,679	103
New Optics USA, Inc		—	—	—	—	2,967	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd)		—	—	6	7,071	—	—
TLI Inc.		—	101	18,573	—	—	227
AVACO Co., Ltd.		—	128	337	26,143	—	1,159
AVATEC Co., Ltd.		—	530	130	—	13,934	20
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	627
Paju Electric Glass Co., Ltd.		—	24,058	107,521	—	—	267
Shinbo Electric Co., Ltd.		99,718	—	146,910	—	28,061	40
Narenanotech Corporation		—	—	169	3,604	—	266
Glonix Co., Ltd		—	—	3,399	—	—	23
ADP System Co., Ltd.		—	—	331	1,589	—	170
YAS Co., Ltd.		—	—	45	7,999	—	140

	~~W~~	99,718	24,817	298,326	46,406	47,641	3,042

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	542,051	—	19,473	57,228	—	14,266

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	42,440	—	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Co., Ltd.	~~W~~	22,595	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		66,986	—	—	—	—	318
LG Electronics RUS, LLC		70,381	—	—	—	—	—
LG Electronics do Brasil Ltda.		148,439	—	—	—	—	175
LG Electronics (Kunshan) Computer Co., Ltd		8,520	—	—	—	—	—
LG Innotek Co., Ltd.		1,238	—	89,742	—	—	5,795
Qingdao LG Inspur Digital Communication Co., Ltd.		82,100	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		31,528	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		64,596	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		180,422	—	—	—	—	—
LG Electronics Shenyang Inc.		29,169	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,896	—	—	—	—	—
LG Electronics Wroclaw Sp. z o.o.		165,624	—	—	—	—	29
LG Hitachi Water Solutions Co., Ltd.		—	—	—	6,047	—	—
LG Electronics Reynosa, S.A. DE C.V.		216,705	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	6,782
Hi Business Logistics Co., Ltd.		10	—	—	—	—	8,201
Others		—	—	1	—	1	3,011

	~~W~~	1,149,551	—	89,743	6,047	1	24,311

	~~W~~	1,830,409	24,817	407,542	109,681	47,642	42,521

19.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	54,820	—	—	—	28,420	—

Associates and their subsidiaries
New Optics Ltd.	~~W~~	1,263	—	11,673	—	2,406	651
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	273	5,623	—	7
TLI Inc.		—	—	15,010	—	—	627
AVACO Co., Ltd.		41	—	270	70,592	—	344
AVATEC Co., Ltd.		—	—	14	—	14,160	43
AVATEC Electronics Yantai Co., Ltd.		—	—	—	—	—	1,468
Paju Electric Glass Co., Ltd.		—	—	178,867	—	—	1,077
Shinbo Electric Co., Ltd.		3,679	—	172,137	—	24,963	37
Narenanotech Corporation		—	—	46	912	—	757
Glonix Co., Ltd		—	—	4,402	—	—	114
ADP System Co., Ltd.		—	—	180	208	—	29
YAS Co., Ltd.		—	—	404	2,009	—	28

	~~W~~	4,983	—	383,276	79,344	41,529	5,182

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	541,287	—	6,830	38,843	—	5,766

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	18,714	—	—	—	—	—

19.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Vietnam Co., Ltd.	~~W~~	9,670	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,639	—	—	—	—	—
LG Electronics Nanjing Display Co., Ltd.		126,877	—	—	—	—	—
LG Electronics RUS, LLC		99,102	—	—	—	—	—
LG Electronics do Brasil Ltda.		132,378	—	—	—	—	73
Hi Business Logistics Co., Ltd.		10	—	—	—	—	7,339
LG Innotek Co., Ltd.		733	—	115,237	—	—	2,496
LG Hitachi Water Solutions Co., Ltd.		—	—	—	10,301	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		31,843	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		29,872	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V.		47,963	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		93,395	—	—	—	—	—
LG Electronics Shenyang Inc.		23,110	—	—	—	—	—
LG Electronics Taiwan Taipei Co., Ltd.		5,984	—	—	—	—	—
LG Electronics Reynosa, S.A. DE C.V.		196,582	—	—	—	—	86
LG Electronics Wroclaw Sp. z o.o.		219,195	—	—	—	—	15
HiEntech Co., Ltd.		—	—	—	—	—	6,131
Others		111	—	804	—	—	1,416

	~~W~~	1,048,178	—	116,041	10,301	—	17,556

	~~W~~	1,649,268	—	506,147	128,488	69,949	28,504

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	29,741	27,750	—	—
Global OLED Technology LLC		—	—	227	505

	~~W~~	29,741	27,750	227	505

Associates
New Optics Ltd.	~~W~~	—	440	22,477	14,785
New Optics USA,Inc		—	—	2,713	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	8,195	2,471
TLI Inc.		101	—	18,833	14,086
AVACO Co., Ltd.		128	—	32,354	14,236
AVATEC Co., Ltd.		530	—	5,076	10,645
AVATEC Electronics Yantai Co., Ltd.		—	—	299	247
Paju Electric Glass Co., Ltd.		4,038	—	70,386	82,792
Shinbo Electric Co., Ltd.		80,110	58,207	103,338	113,660
Narenanotech Corporation		—	—	4,695	1,532
Glonix Co., Ltd.		—	—	693	1,752
ADP System Co., Ltd.		—	—	2,423	1,941
YAS Co., Ltd.		—	—	10,196	7,300

	~~W~~	84,907	58,647	281,678	265,447

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	396,970	385,403	153,736	114,291

Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	24,879	13,825	—	—
LG Electronics do Brasil Ltda.		87,249	12,011	—	97
LG Electronics Thailand Co., Ltd		7,218	17,792	—	—
LG Electronics RUS, LLC		24,552	71,912	—	—
LG Innotek Co., Ltd.		186	4	107,283	88,661
Qingdao LG Inspur Digital Communication Co., Ltd.		82,686	68,754	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		32,753	44,872	—	—
LG Electronics Mexicali, S.A. DE C.V.		24,576	5,389	—	—
LG Electronics Mlawa Sp. z o.o.		121,668	68,397	—	—
LG Electronics Nanjing Display Co., Ltd.		58,195	23,342	88	575
LG Electronics Shenyang Inc.		29,625	15,659	—	—
LG Electronics Reynosa, S.A. DE C.V.		133,426	34,668	—	94
LG Electronics Wroclaw Sp. z o.o.		113,307	13,742	10	—
LG Hitachi Water Solutions Co., Ltd.		—	—	9,000	7,079
HiEntech Co., Ltd.		—	—	5,303	5,954
LG Electronics Vietnam Co., Ltd.		13,469	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd		6,235	—	—	—
Others		2,202	23,124	5,068	5,540

	~~W~~	762,226	413,491	126,752	108,000

	~~W~~	1,273,844	885,291	562,393	488,243

20.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2015 and 2014.

(a)	Revenue by geography

(In millions of won)
	Revenue
Region	2015		2014
Domestic	~~W~~	725,019	644,697
Foreign
China		4,420,019	3,036,726
Asia (excluding China)		668,921	736,782
United States		545,382	484,261
Europe (excluding Poland) 685,232		288,727	358,515
Poland		374,281	326,717

Sub total	~~W~~	6,297,330	4,943,001

Total	~~W~~	7,022,349	5,587,698

Sales to Company A and Company B constituted 30% and 28% of total revenue, respectively, for the three-month period ended March 31, 2015 (the three-month period ended March 31, 2014: 23% and 31%). The Group’s top ten end-brand customers together accounted for 83% of sales for the three-month period ended March 31, 2015 (the three-month period ended March 31, 2014: 80%).

(b)	Non-current assets by geography

(In millions of won)
	March 31, 2015			December 31, 2014
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	8,297,381	518,789	8,699,862	548,086
Foreign
China		2,572,703	21,007	2,588,511	20,954
Others		104,327	7,654	114,493	7,630

Sub total		2,677,030	28,661	2,703,004	28,584

Total	~~W~~	10,974,411	547,450	11,402,866	576,670

20.	Geographic and Other Information, Continued

(c)	Revenue by product

(millions of won)
	Revenue
Product	2015		2014
Panels for:
Televisions	~~W~~	2,894,533	2,283,596
Desktop monitors		1,203,201	1,122,805
Tablet products		558,373	584,314
Notebook computers		635,539	677,510
Mobile and others		1,730,703	919,473

	~~W~~	7,022,349	5,587,698

21.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current tax expense	~~W~~	118,802	29,227
Deferred tax expense		29,211	81,339

Income tax expense	~~W~~	148,013	110,566

21.	Income Taxes, Continued

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2015 and December 31, 2014 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2015		December, 31, 2014	March, 31, 2015	December, 31, 2014	March, 31, 2015	December, 31, 2014
Other accounts receivable, net	~~W~~	—	—	(2,813)	(3,440)	(2,813)	(3,440)
Inventories, net		26,577	46,377	—	—	26,577	46,377
Available-for-sale financial assets		—	—	(92)	(88)	(92)	(88)
Defined benefit liabilities, net		108,889	112,213	—	—	108,889	112,213
Investments in equity accounted investees and subsidiaries		30,667	29,839	—	—	30,667	29,839
Accrued expenses		170,600	177,163	—	—	170,600	177,163
Property, plant and equipment		252,001	236,848	—	—	252,001	236,848
Intangible assets		1,603	1,423	—	—	1,603	1,423
Provisions		12,956	12,710	—	—	12,956	12,710
Gain or loss on foreign currency translation, net		165	169	(1)	(1)	164	168
Others		26,526	26,212	—	(268)	26,526	25,944
Tax credit carryforwards		380,326	397,105	—	—	380,326	397,105

Deferred tax assets (liabilities)	~~W~~	1,010,310	1,040,059	(2,906)	(3,797)	1,007,404	1,036,262

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2015.

22.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In won and No. of shares)	2015		2014

Profit (loss) attributable to owners of the Controlling Company	~~W~~	458,224,102,494	(79,951,218,508)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (loss) per share	~~W~~	1,281	(223)

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share from January 1, 2014 to March 31, 2015.

(b)	Diluted earnings (loss) per share for the three-month period ended March 31, 2015 is not calculated since there was no potential common stock. In addition, there is no effect of dilutive potential ordinary shares due to the Controlling Company’s net loss for the three-month period ended March 31, 2014.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2015 and 2014

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2015, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Emphasis of Matter

As discussed in note 17 to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 17, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 29, 2015

This report is effective as of April 29, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2015 and December 31, 2014

(In millions of won)	Note	March 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	9	~~W~~	346,220	100,558
Deposits in banks	9		1,335,970	1,525,609
Trade accounts and notes receivable, net	9, 16, 19		3,569,648	4,015,904
Other accounts receivable, net	9		91,901	396,651
Other current financial assets	9		2,954	2,569
Inventories	5		2,087,793	2,046,675
Other current assets			254,630	203,122

Total current assets			7,689,116	8,291,088

Deposits in banks	9		13	8,427
Investments	6		2,511,762	2,301,881
Other non-current financial assets	9		26,938	27,609
Property, plant and equipment, net	7		8,297,140	8,700,301
Intangible assets, net	8		518,782	548,078
Deferred tax assets	20		847,168	883,965
Other non-current assets			293,657	250,488

Total non-current assets			12,495,460	12,720,749

Total assets		~~W~~	20,184,576	21,011,837

Liabilities
Trade accounts and notes payable	9, 19	~~W~~	3,332,164	3,989,505
Current financial liabilities	9, 10		1,281,161	964,122
Other accounts payable	9, 19		1,035,501	1,057,485
Accrued expenses			635,408	708,664
Income tax payable			103,952	142,760
Provisions	17		262,298	193,429
Advances received	16		215,168	463,740
Other current liabilities			228,600	30,625

Total current liabilities			7,094,252	7,550,330

Non-current financial liabilities	9, 10		1,911,667	2,484,280
Non-current provisions			9,567	8,014
Defined benefit liabilities, net	14		372,499	323,710
Other non-current liabilities			17,670	21,428

Total non-current liabilities			2,311,403	2,837,432

Total liabilities			9,405,655	10,387,762

Equity
Share capital	18		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	18		288	276
Retained earnings			6,738,441	6,583,607

Total equity			10,778,921	10,624,075

Total liabilities and equity		~~W~~	20,184,576	21,011,837

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

(In millions of won, except earnings (loss) per share)	Note	2015		2014

Revenue	19	~~W~~	6,349,476	5,534,134
Cost of sales	5, 11, 19		(5,296,994)	(5,059,797)

Gross profit			1,052,482	474,337

Selling expenses	12		(134,389)	(94,468)
Administrative expenses	12		(110,617)	(93,240)
Research and development expenses			(280,811)	(288,316)

Operating profit (loss)			526,665	(1,687)

Finance income	15		38,542	15,115
Finance costs	15		(30,490)	(48,992)
Other non-operating income	13		173,975	133,943
Other non-operating expenses	13		(272,245)	(172,066)

Profit (loss) before income tax			436,447	(73,687)
Income tax expense	20		(101,675)	(75,305)

Profit (loss) for the period			334,772	(148,992)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of the net defined benefit liabilities	14		(1,359)	(2,910)
Related income tax			329	704

			(1,030)	(2,206)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	15		16	(494)
Related income tax			(4)	119

			12	(375)

Other comprehensive income (loss) for the period, net of income tax			(1,018)	(2,581)

Total comprehensive income (loss) for the period		~~W~~	333,754	(151,573)

Earnings (loss) per share (In won)
Basic earnings (loss) per share	21	~~W~~	936	(416)

Diluted earnings (loss) per share	21	~~W~~	936	(416)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

	Share		Share		Retained	Total
(In millions of won)	capital		premium	Reserves	earnings	equity

Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income (loss) for the period
Loss for the period		—	—	—	(148,992)	(148,992)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(375)	—	(375)
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	(2,206)	(2,206)

Total other comprehensive income (loss)		—	—	(375)	(2,206)	(2,581)

Total comprehensive income (loss) for the period	~~W~~	—	—	(375)	(151,198)	(151,573)

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at March 31, 2014	~~W~~	1,789,079	2,251,113	(680)	5,571,340	9,610,852

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	276	6,583,607	10,624,075

Total comprehensive income (loss) for the period
Profit for the period		—	—	—	334,772	334,772

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	12	—	12
Remeasurements of the net defined benefit liabilities, net of tax		—	—	—	(1,030)	(1,030)

Total other comprehensive income (loss)		—	—	12	(1,030)	(1,018)

Total comprehensive income (loss) for the period	~~W~~	—	—	12	333,742	333,754

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at March 31, 2015	~~W~~	1,789,079	2,251,113	288	6,738,441	10,778,921

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit (loss) for the period		~~W~~	334,772	(148,992)
Adjustments for:
Income tax expense	20		101,675	75,305
Depreciation	11		612,193	816,020
Amortization of intangible assets	11		89,063	55,498
Gain on foreign currency translation			(31,854)	(15,821)
Loss on foreign currency translation			36,116	33,222
Expenses related to defined benefit plans	14		49,691	64,836
Gain on disposal of property, plant and equipment			(7,088)	(7,774)
Loss on disposal of property, plant and equipment			3	1,135
Impairment loss on intangible assets			184	286
Finance income			(34,306)	(12,259)
Finance costs			29,399	46,943
Other income			(107)	(7,316)
Other expenses			140,986	50,247

			985,955	1,100,322

Change in trade accounts and notes receivable			195,178	472,750
Change in other accounts receivable			19,141	(15,054)
Change in other current assets			(43,875)	(99,641)
Change in inventories			(41,118)	(95,179)
Change in other non-current assets			(55,730)	(61,466)
Change in trade accounts and notes payable			(657,806)	(320,674)
Change in other accounts payable			(216,517)	(122,925)
Change in accrued expenses			(73,470)	(38,723)
Change in other current liabilities			14,401	14,879
Change in other non-current liabilities			515	3,694
Change in provisions			(29,346)	(33,889)
Change in defined benefit liabilities, net			(2,261)	(783)

			(890,888)	(297,011)

Cash generated from operating activities			429,839	654,319
Income taxes refund (paid)			(53,207)	10,236
Interests received			12,645	4,150
Interests paid			(28,396)	(36,817)

Net cash provided by operating activities		~~W~~	360,881	631,888

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2015 and 2014

(In millions of won)	2015		2014

Cash flows from investing activities:
Dividends received	~~W~~	328,487	—
Proceeds from withdrawal of deposits in banks		602,805	231,176
Increase in deposits in banks		(404,752)	(400,000)
Acquisition of investments		(229,880)	(4,607)
Proceeds from disposal of investments		18,100	3,589
Acquisition of property, plant and equipment		(263,621)	(287,858)
Proceeds from disposal of property, plant and equipment		170,718	39,744
Acquisition of intangible assets		(80,865)	(57,129)
Government grants received		2,511	2,006
Proceeds from disposal of other current financial assets		81	—
Acquisition of other non-current financial assets		(6)	(311)
Proceeds from disposal of other non-current financial assets		527	2,847

Net cash provided by (used in) investing activities		144,105	(470,543)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	1,111,567
Repayments of short-term borrowings		(219,839)	(729,045)
Repayments of long-term debt		—	(503,618)
Repayments of current portion of long-term debt and debentures		(39,485)	(22,360)

Net cash used in financing activities		(259,324)	(143,456)

Net increase in cash and cash equivalents		245,662	17,889
Cash and cash equivalents at January 1		100,558	253,059

Cash and cash equivalents at March 31	~~W~~	346,220	270,948

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2014, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of March 31, 2015, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2015, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2015, there are 23,010,462 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the financial statements of the Company as of and for the year ended December 31, 2014.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The condensed separate interim financial statements were authorized for issuance by the Board of Directors on April 21, 2015.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	available-for-sale financial assets measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its financial statements as of and for the year ended December 31, 2014.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the financial statements as of and for the year ended December 31, 2014.

4.	Financial Risk Management

The objectives and policies on financial risk management followed by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2014.

5.	Inventories

Inventories as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015		December 31, 2014
Finished goods	~~W~~	659,206	653,610
Work-in-process		759,745	710,813
Raw materials		366,209	381,558
Supplies		302,633	300,694

	~~W~~	2,087,793	2,046,675

For the three-month periods ended March 31, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2015		2014
Inventories recognized as cost of sales	~~W~~	5,296,994	5,059,797
Including: inventory write-downs		290,441	223,155
Including: reversal and usage of inventory write-downs		(299,948)	(189,312)

6.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			March 31, 2015			December 31, 2014
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell TFT-LCD products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited	Xiamen, China	Manufacture LCD module and LCD TV sets	51%		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture and sell TFT-LCD products	100%		159,769	100%		159,769
LG Display U.S.A., Inc.	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		12,353	100%		12,353
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*1)	Guangzhou, China	Manufacture and sell TFT-LCD products	52%		723,087	56%		588,467

6.	Investments, Continued

(In millions of won)			March 31, 2015			December 31, 2014
Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
Money Market Trust(*2)	Seoul, South Korea	Money market trust	100%		94,900	100%		18,100

				~~W~~	2,199,731		~~W~~	1,988,311

(*1)	In January 2015, the Company contributed ~~W~~134,620 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~112,485 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). The Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%, respectively, as of December 31, 2014 to March 31, 2015.
(*2)	In January 2015, the Company disposed ~~W~~18,100 million and acquired ~~W~~94,900 million in March 2015 in Money Market Trust. There was no change in the Company’s ownership percentage in MMT as a result of its disposal and acquisition.

(b)	Investments in joint ventures and associates consist of the following:

(In millions of won)
			March 31, 2015			December 31, 2014
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd.	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	~~W~~	120,184	51%	~~W~~	120,184
Global OLED Technology, LLC	Herndon, U.S.A.	Managing and licensing OLED patents	33%		28,732	33%		28,732
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%		45,089	40%		45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts for FPDs	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	46%		14,221	46%		14,221
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd)	Seongnam, South Korea	Develop and manufacture equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	21%		11,900

6.	Investments, Continued

(In millions of won)
			March 31, 2015			December 31, 2014
Associates and Joint Ventures	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book value
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		14,425	31%		14,065
Can Yang Investments Limited	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		9,467
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd.	Gimhae, South Korea	Manufacture and sell LCD	20%		—	20%		—

				~~W~~	312,031		~~W~~	313,570

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March 2015, the Company made an additional cash investment of ~~W~~360 million in the Fund. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*2)	In 2015, the Company recognized an impairment loss of ~~W~~1,899 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited which develop, manufactures and sells LED parts.

For the year ended March 31, 2015, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~24,817 million.

7.	Property, Plant and Equipment

For the three-month periods ended March 31, 2015 and 2014, the Company purchased property, plant and equipment of ~~W~~395,977 million and ~~W~~348,708 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~4,635 million and 3.97%, and ~~W~~5,671 million and 4.46% for the three-month periods ended March 31, 2015 and 2014, respectively. Also, for the three-month periods ended March 31, 2015 and 2014, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~184,435 million and ~~W~~33,105 million, respectively, and recognized ~~W~~7,088 million and ~~W~~3 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2015 (gain and loss for the three-month period ended on March 31, 2014: ~~W~~7,774 million and ~~W~~1,135 million, respectively).

8.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2015 and December 31, 2014, are ~~W~~238,055 million and ~~W~~253,624 million, respectively.

9.	Financial Instruments

(a)	Credit risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
	March 31, 2015		December 31, 2014

Cash and cash equivalents	~~W~~	346,220	100,558
Deposits in banks(*)		1,335,983	1,534,036
Trade accounts and notes receivable, net		3,569,648	4,015,904
Other accounts receivable, net		91,901	396,651
Available-for-sale financial assets		3,177	3,237
Deposits		12,511	13,037
Other non-current financial assets		8,160	7,859

	~~W~~	5,367,600	6,071,282

(*)	As of March 31, 2015, the amount of deposits in banks restricted in use is ~~W~~85,983 million (as of December 31, 2014: ~~W~~81,232 million).

In addition to the financial assets above, as of March 31, 2015 and December 31, 2014, the Company provides payment guarantees of ~~W~~149,175 million and ~~W~~148,392 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable as of March 31, 2015 and December 31, 2014 by geographic region was as follows:

(In millions of won)
	March 31, 2015		December 31, 2014

Domestic	~~W~~	447,751	406,163
Euro-zone countries		315,681	283,257
Japan		202,811	127,354
United States		1,037,703	1,816,906
China		769,990	784,896
Taiwan		559,151	368,503
Others		236,561	228,825

	~~W~~	3,569,648	4,015,904

9.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable as of March 31, 2015 and December 31, 2014 was as follows:

(In millions of won)	March 31, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	3,554,054	(53)	4,006,346	(114)
Past due 1-15 days		325	—	3,061	(25)
Past due 16-30 days		2	—	1,252	(12)
Past due 31-60 days		6,877	(69)	1,830	(18)
Past due more than 60 days		18,734	(10,222)	13,540	(9,956)

	~~W~~	3,579,992	(10,344)	4,026,029	(10,125)

The movement in the allowance for impairment in respect of receivables during the three-month period ended March 31, 2015 and the year ended December 31, 2014 are as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the period	~~W~~	10,125	9,898
Bad debt expense		219	227

Balance at the reporting date	~~W~~	10,344	10,125

9.	Financial Instruments, Continued

(b)	Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	597,498	610,883	100,326	170,502	226,335	113,269	451
Unsecured bond issues		2,595,330	2,774,584	247,007	860,276	640,092	1,027,209	—
Trade accounts and notes payables		3,332,164	3,332,164	3,332,164	—	—	—	—
Other accounts payable		997,488	998,789	982,829	2,660	5,320	7,980	—
Payment guarantee		—	154,392	1,163	1,163	2,319	149,747	—

	~~W~~	7,522,480	7,870,812	4,663,489	1,034,601	874,066	1,298,205	451

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

9.	Financial Instruments, Continued

(c)	Currency risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2015 and December 31, 2014 is as follows:

(In millions)	March 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	5	502	1	3	—
Trade accounts and notes receivable	2,823	8,341	—	—	—
Other accounts receivable	17	2	—	—	—
Long-term other accounts receivable	7	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,781)	(19,580)	—	—	—
Other accounts payable	(75)	(5,486)	(13)	(18)	(2)
Debt	(535)	—	—	—	—

Net exposure	461	(16,170)	(12)	(15)	(2)

(In millions)	December 31, 2014
	USD	JPY	CNY	PLN	EUR	BRL
Cash and cash equivalents	78	1,150	2	—	—	—
Trade accounts and notes receivable	3,332	7,909	—	—	—	—
Other accounts receivable	25	13	—	—	16	—
Long-term other accounts receivable	6	—	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—	—
Trade accounts and notes payable	(2,463)	(21,474)	—	—	—	—
Other accounts payable	(106)	(3,484)	(260)	(19)	(1)	(34)
Debt	(770)	—	—	—	—	—

Net exposure	102	(15,835)	(258)	(19)	15	(34)

9.	Financial Instruments, Continued

Average exchange rates applied for the three-month periods ended March 31, 2015 and 2014 and the exchange rates at March 31, 2015 and December 31, 2014 are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	March 31, 2015		December 31, 2014
USD	~~W~~	1,100.16	1,069.00	~~W~~	1,105.00	1,099.20
JPY		9.23	10.39		9.20	9.20
CNY		176.18	175.39		177.97	176.81
PLN		295.99	350.33		292.59	312.49
EUR		1,241.51	1,465.08		1,196.77	1,336.52
BRL		387.09	452.39		342.17	413.62

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of March 31, 2015 and December 31, 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2015			December 31, 2014
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	19,306	19,306	4,249	4,249
JPY (5 percent weakening)		(5,640)	(5,640)	(5,522)	(5,522)
CNY (5 percent weakening)		(81)	(81)	(1,729)	(1,729)
PLN (5 percent weakening)		(166)	(166)	(225)	(225)
EUR (5 percent weakening)		(91)	(91)	760	760
BRL (5 percent weakening)		—	—	(533)	(533)

A stronger won against the above currencies as of March 31, 2015 and December 31, 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

9.	Financial Instruments, Continued

(d)	Interest rate risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Fixed rate instruments
Financial assets	~~W~~	1,685,367	1,637,818
Financial liabilities		(2,599,028)	(2,818,383)

	~~W~~	(913,661)	(1,180,565)

Variable rate instruments
Financial liabilities	~~W~~	(593,800)	(630,019)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2015 and December 31, 2014, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2015
Variable rate instruments	~~W~~	(4,501)	4,501	(4,501)	4,501

December 31, 2014
Variable rate instruments	~~W~~	(4,776)	4,776	(4,776)	4,776

9.	Financial Instruments, Continued

(e)	Fair values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	March 31, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	3,177	3,177		3,237	3,237

Assets carried at amortized cost
Cash and cash equivalents	~~W~~	346,220		(*)	100,558		(*)
Deposits in banks		1,335,983		(*)	1,534,036		(*)
Trade accounts and notes receivable		3,569,648		(*)	4,015,904		(*)
Other accounts receivable		91,901		(*)	396,651		(*)
Deposits		12,511		(*)	13,037		(*)
Other non-current financial assets		8,160		(*)	7,859		(*)
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	597,498	597,580		853,719	853,753
Unsecured bond issues		2,595,330	2,679,841		2,594,683	2,667,092
Trade accounts and notes payable		3,332,164		(*)	3,989,505		(*)
Other accounts payable		985,344	985,335		1,043,422	1,043,196
Other non-current liabilities		12,144	12,760		12,805	13,257

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2014.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372

	~~W~~	6,045	6,045

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
March 31, 2015
Assets
Available-for-sale financial assets	~~W~~	3,177	—	—	3,177

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	~~W~~	3,237	—	—	3,237

9.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	597,580	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,679,841	Discounted cash flow	Discount rate
Other accounts payable		—	—	985,335	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	12,760	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2013				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	853,753	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,043,196	Discounted cash flow	Discount rate
Other non-current liabilities		—	—	13,257	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	March 31, 2015	December 31, 2014
Debentures, loans and others	1.84 ~2.07%	2.23~2.60%

9.	Financial Instruments, Continued

(f)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2015		December 31, 2014
Total liabilities	~~W~~	9,405,655	10,387,762
Total equity		10,778,921	10,624,075
Cash and deposits in banks (*1)		1,682,190	1,626,167
Borrowings (including bonds)		3,192,828	3,448,402
Total liabilities to equity ratio		87%	98%
Net borrowings to equity ratio (*2)		14%	17%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

10.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	March 31, 2015		December 31, 2014
Current
Short-term borrowings	~~W~~	—	219,839
Current portion of long-term debt		1,281,161	744,283

	~~W~~	1,281,161	964,122

Non-current
Won denominated borrowings	~~W~~	4,087	4,452
Foreign currency denominated borrowings		331,500	494,640
Bonds		1,576,080	1,985,188

	~~W~~	1,911,667	2,484,280

(b)	Short-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2015 (%)	March 31, 2015		December 31, 2014
Korea Development Bank and others	—	~~W~~	—		219,839

Foreign currency equivalent	—		—	USD	200

		~~W~~	—		219,839

(c)	Won denominated long-term debt as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2015 (%)	March 31, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate less 1.75, 2.75	~~W~~	6,323	7,336

Less current portion of long-term debt			(2,236)	(2,884)

		~~W~~	4,087	4,452

10.	Financial Liabilities

(d)	Long-term debt denominated in currencies other than won as of March 31, 2015 and December 31, 2014 is as follows:

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2015 (%)(*)	March 31, 2015		December 31, 2014
Mizuho Bank, Ltd. and others	3ML+0.90~1.90	~~W~~	591,175		626,544

Foreign currency equivalent		USD	535	USD	570

Less current portion of long-term debt			(259,675)		(131,904)

		~~W~~	331,500		494,640

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of March 31, 2015 (%)	March 31, 2015		December 31, 2014
Won denominated bonds (*)
Publicly issued bonds	June 2015~ October 2019	2.40~5.31	~~W~~	2,600,000	2,600,000
Less discount on bonds				(4,670)	(5,317)
Less current portion				(1,019,250)	(609,495)

			~~W~~	1,576,080	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

11.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Changes in inventories	~~W~~	(41,118)	(95,179)
Purchases of raw materials, merchandise and others		2,563,404	2,383,626
Depreciation and amortization		701,256	871,518
Outsourcing fees		1,136,313	894,018
Labor costs		625,947	643,396
Supplies and others		205,836	210,053
Utility		183,033	177,656
Fees and commissions		114,572	89,836
Shipping costs		32,666	32,194
Advertising		41,137	26,570
Warranty expenses		29,178	16,610
Travel		13,494	12,587
Taxes and dues		13,657	12,223
Others		323,888	299,056

	~~W~~	5,943,263	5,574,164

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

12.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Salaries	~~W~~	44,378	42,017
Expenses related to defined benefit plans		6,646	8,962
Other employee benefits		12,477	9,694
Shipping costs		26,035	22,090
Fees and commissions		44,001	26,260
Depreciation		20,508	18,914
Taxes and dues		856	623
Advertising		41,137	26,570
Warranty expenses		29,178	16,610
Rent		2,361	2,229
Insurance		1,517	1,518
Travel		3,796	4,085
Training		2,458	1,799
Others		9,658	6,337

	~~W~~	245,006	187,708

13.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Rental income	~~W~~	847	925
Foreign currency gain		165,498	117,844
Reversal of allowance for doubtful accounts for other receivables		107	—
Gain on disposal of property, plant and equipment		7,088	7,774
Commission earned		392	—
Others		43	7,400

	~~W~~	173,975	133,943

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Other bad debt expense	~~W~~	—	569
Foreign currency loss		151,793	133,723
Loss on disposal of property, plant and equipment		3	1,135
Impairment loss on intangible assets		184	286
Donations		3,198	3,319
Expenses related to legal proceedings or claims and others		117,067	33,034

	~~W~~	272,245	172,066

14.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Recognized liabilities for defined benefit plans as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	March 31, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	~~W~~	1,155,936	1,114,219
Fair value of plan assets		(783,437)	(790,509)

	~~W~~	372,499	323,710

(b)	Expenses recognized in profit or loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current service cost	~~W~~	46,875	39,068
Past service cost		—	21,990
Net interest cost		2,816	3,778

	~~W~~	49,691	64,836

(c)	Plan assets as of March 31, 2015 and December 31, 2014 are as follows

(In millions of won)
	March 31, 2015		December 31, 2014
Guaranteed deposits in banks	~~W~~	783,437	790,509

As of March 31, 2015, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd. and Shinhan Bank.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	2015		2014
Remeasurements of the net defined benefit liabilities (assets)	~~W~~	(1,359)	(2,910)
Income tax		329	704

Remeasurements of the net defined benefit liabilities (assets), net of income tax	~~W~~	(1,030)	(2,206)

15.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Finance income
Interest income	~~W~~	9,489	12,259
Dividend income		24,817	—
Foreign currency gain		4,236	2,856

	~~W~~	38,542	15,115

Finance costs
Interest expense	~~W~~	24,651	31,216
Foreign currency loss		3,940	10,593
Loss on early redemption of debt		—	6,986
Loss on impairment of investments		1,899	—
Loss on disposal of investments		—	197

	~~W~~	30,490	48,992

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Net change in fair value of available-for-sale financial assets	~~W~~	16	(494)
Tax effect		(4)	119

Finance income (costs) recognized in other comprehensive income after tax	~~W~~	12	(375)

16.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,153 million (~~W~~2,379,595 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2015, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~100,000 million in connection with its domestic sales transactions and, as of March 31, 2015, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2015, the Company has agreements in relation to the opening of letters of credit up to USD 15 million (~~W~~16,575 million) with Korea Exchange Bank, USD 15 million (~~W~~16,575 million) with China Construction Bank, USD 80 million (~~W~~88,400 million) with Bank of China, USD 60 million (~~W~~66,300 million) with Sumitomo Mitsui Banking Corporation and USD 30 million (~~W~~33,150 million) with Hana Bank.

Payment guarantees

The Company obtained payment guarantees from Korea Exchange Bank for borrowings amounting to USD 200 million (~~W~~221,000 million) and USD 8.5 million (~~W~~9,393 million) from Shinhan Bank for value added tax payments in Poland. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (~~W~~149,175 million) for principals and related interests.

License agreements

As of March 31, 2015, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In connection with long-term supply agreements, as of March 31, 2015, the Company’s balance of advances received from a customer amount to USD 180 million (~~W~~198,900 million) in aggregate. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 140 million (~~W~~154,700 million) from the Industrial Bank of Korea relating to advances received.

17.	Legal proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at March 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of March 31, 2015, the Company is currently defending against Direct Action Plaintiffs including Motorola Mobility, Inc., Electrograph Technologies Corp. and its affiliates, TracFone Wireless Inc., Costco Wholesale Corp., Office Depot, Inc., Interbond Corp. of America (BrandsMart), P.C. Richard & Son Long Island Corp., MARTA Cooperative of America, Inc., ABC Appliance (ABC Warehouse), Schultze Agency Services, LLC (Tweeter), AASI Creditor Liquidating Trust for All American Semiconductor Inc., Tech Data Corp. and its affiliates, CompuCom Systems, Inc. and NECO Alliance LLC. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. The Company is pursuing an appeal of the class certification decision. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

During the three-month period ended March 31, 2015, based on the developments of the above pending proceedings, the Company updated its estimates on the amount of potential outflow of resources which resulted in an increase of provision-current for pending proceedings, in the amount of ~~W~~111,172 million which is offset by a decrease of ~~W~~41,769 million upon utilization of the provision for proceedings closed. While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

18.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to March 31, 2015.

(b)	Reserve

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

19.	Related Parties

(a)	Related parties

Related parties as of March 31, 2015 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd.
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 6.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates and joint ventures as of March 31, 2015 and December 31, 2014 are as follows:

Classification	March 31, 2015	December 31, 2014
Subsidiaries of Associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	New Optics USA, Inc	-
Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd	Hi Entech Co., Ltd
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd	-
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hi Logistics Europe B.V.	Hi Logistics Europe B.V.
	-	LG Innotek Poland Sp z o.o.
	LG Electronics Vietnam Co., Ltd.	LG Electronics Vietnam Co., Ltd.
	-	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics (Nanjing) Plasma Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.

19.	Related Parties, Continued

Classification	December 31, 2014	December 31, 2013
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	-	LG Electronics Alabama Inc.
	LG Electronics Reynosa S.A. DE C.V.	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	-	LG Electronics Philippines Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia

(b)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Short-term benefits	~~W~~	758	445
Expenses related to the defined benefit plan		71	69

	~~W~~	829	514

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

19.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,397,581	—	1	—	—	19
LG Display Japan Co., Ltd.		381,055	—	—	—	—	40
LG Display Germany GmbH		661,904	—	—	—	—	12,272
LG Display Taiwan Co., Ltd.		520,268	—	—	—	—	181
LG Display Nanjing Co., Ltd.		2,488	—	12	—	90,358	—
LG Display Shanghai Co., Ltd.		415,187	—	—	—	—	—
LG Display Poland Sp. z o.o.		179	—	5	—	15,828	—
LG Display Guangzhou Co., Ltd.		5,963	—	3,302	—	580,539	2,755
LG Display Shenzhen Co., Ltd.		442,183	—	—	—	—	1
LG Display Yantai Co., Ltd.		4,991	—	4,069	—	283,021	2,384
LG Display (China) Co., Ltd.		599	—	38,558	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		345,612	—	—	—	—	—
L&T Display Technology (Fujian) Limited		144,467	—	—	—	—	69
Nanumnuri Co., Ltd.		13	—	—	—	—	2,663

	~~W~~	5,326,822	—	45,947	—	969,746	20,384

19.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	39,089	—	—	—	—	—
Global OLED Technology LLC		—	—	—	—	—	902

	~~W~~	39,089	—	—	—	—	902

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	20,905	—	2,679	103
New Optics USA,Inc		—	—	—	—	2,967	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd)		—	—	6	7,071	—	—
TLI Inc.		—	101	18,573	—	—	227
AVACO Co., Ltd.		—	128	337	25,639	—	1,129
AVATEC Co., Ltd.		—	530	130	—	13,934	20
Paju Electric Glass Co., Ltd.		—	24,058	107,521	—	—	267
Narenanotech Corporation		—	—	169	3,604	—	266
Glonix Co., Ltd.		—	—	3,399	—	—	23
ADP System Co., Ltd.		—	—	331	1,417	—	170
YAS Co., Ltd.		—	—	45	7,999	—	140

	~~W~~	—	24,817	151,416	45,730	19,580	2,345

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	528,645	—	19,473	53,892	—	14,266

19.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	42,440	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		22,595	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		8,520	—	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	—	8,201
LG Innotek Co., Ltd.		1,238	—	89,742	—	—	632
LG Hitachi Water Solutions Co., Ltd.		—	—	—	6,047	—	—
Inspur LG Digital Mobile Communication Co.,Ltd		7,385	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		76,329	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,782
Others	~~W~~	4,274	—	3	—	—	1,004

	~~W~~	175,693	—	89,745	6,047	—	16,619

		6,070,249	24,817	306,581	105,669	989,326	54,516

19.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	1,775,167	—	3	—	—	—
LG Display Japan Co., Ltd.		388,124	—	—	—	—	8
LG Display Germany GmbH		704,642	—	—	—	—	2,859
LG Display Taiwan Co., Ltd.		516,002	—	—	—	—	44
LG Display Nanjing Co., Ltd.		668	—	5	—	95,158	—
LG Display Shanghai Co., Ltd.		708,104	—	—	—	—	56
LG Display Poland Sp. z o.o.		178	—	37	—	19,119	—
LG Display Guangzhou Co., Ltd.		2,189	—	4,243	—	485,517	1,419
LG Display Shenzhen Co., Ltd.		329,428	—	—	—	—	4
LG Display Yantai Co., Ltd.		9,315	—	1,459	—	97,560	865
LG Display (China) Co., Ltd.		30,926	—	—	—	—	—
LG Display U.S.A., Inc.		25,256	—	—	—	—	—
LUCOM Display Technology (Kunshan) Limited		505	—	—	—	4,802	—
LG Display Singapore Pte. Ltd.		301,920	—	—	—	—	—
L&T Display Technology (Fujian) Limited		117,149	—	1	—	—	—
Nanumnuri Co., Ltd.		—	—	—	—	—	2,035

	~~W~~	4,909,573	—	5,748	—	702,156	7,290

Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	54,820	—	—	—	28,420	—

19.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	11,673	—	2,406	651
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd)		—	—	273	5,623	—	7
TLI Inc.		—	—	15,010	—	—	627
AVACO Co., Ltd.		41	—	270	17,396	—	344
AVATEC Co., Ltd.		—	—	14	—	14,160	43
Paju Electric Glass Co., Ltd.		—	—	178,867	—	—	1,077
Narenanotech Corporation		—	—	46	912	—	757
Glonix Co., Ltd.		—	—	4,402	—	—	114
ADP System Co., Ltd.		—	—	180	208	—	29
YAS Co., Ltd.		—	—	404	2,009	—	28

	~~W~~	41	—	211,139	26,148	16,566	3,677

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	323,644	—	6,830	38,843	—	5,766

19.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	18,714	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		9,670	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,639	—	—	—	—	—
Hi Business Logistics Co., Ltd.		10	—	—	—	—	7,339
LG Innotek Co., Ltd.		733	—	115,237	—	—	508
LG Hitachi Water Solutions Co., Ltd.		—	—	—	10,301	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		26,000	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,131
Others	~~W~~	5,485	—	804	—	—	543

	~~W~~	73,251	—	116,041	10,301	—	14,521

		5,361,329	—	339,758	75,292	747,142	31,254

19.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of March 31, 2015 and December 31, 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
Subsidiaries
LG Display America, Inc.	~~W~~	1,019,389	1,810,674	1	—
LG Display Japan Co., Ltd.		203,632	128,248	17	—
LG Display Germany GmbH		316,306	306,277	12,007	6,312
LG Display Taiwan Co., Ltd.		558,947	368,188	81	52
LG Display Nanjing Co., Ltd.		95	19,732	34,194	86,499
LG Display Shanghai Co., Ltd.		299,120	311,532	—	20
LG Display Poland Sp. z o.o.		153	131	10,672	10,746
LG Display Guangzhou Co., Ltd.		3,128	307,469	464,495	772,702
LG Display Shenzhen Co., Ltd.		214,127	260,602	1	—
LG Display Yantai Co., Ltd.		567	2,214	442,241	447,994
LG Display China Co., Ltd.		612	—	11,546	12,147
LG Display U.S.A., Inc.		—	4,397	—	2,923
LG Display Singapore Pte. Ltd.		96,405	106,506	—	—
L&T Display Technology (Fujian) Limited		101,509	81,898	218,621	199,470
Nanumnuri Co., Ltd.		—	—	834	1,077

	~~W~~	2,813,990	3,707,868	1,194,710	1,539,942

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	29,741	27,750	—	—
Global OLED Technology LLC		—	—	227	505

	~~W~~	29,741	27,750	227	505

Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	440	22,477	14,785
New Optics USA,Inc		—	—	2,713	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd)		—	—	8,195	2,471
TLI Inc.		101	—	18,833	14,086
AVACO Co., Ltd.		128	—	31,745	12,700
AVATEC Co., Ltd.		530	—	5,076	10,645
Paju Electric Glass Co., Ltd.		4,038	—	70,386	82,792
Narenanotech Corporation		—	—	4,695	1,532
Glonix Co., Ltd.		—	—	693	1,752
ADP System Co., Ltd.		—	—	2,204	1,822
YAS Co., Ltd.		—	—	10,196	7,300

	~~W~~	4,797	440	177,213	149,885

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	392,665	379,977	151,500	110,281

19.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	24,879	13,825	—	—
LG Electronics Vietnam Co., Ltd.		13,469	—	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		—	13,491	—	—
LG Electronics Thailand Co., Ltd.		7,218	17,792	—	—
LG Electronics (Kunshan) Computer Co., Ltd		6,235	—	—	—
LG Innotek Co., Ltd.		186	4	101,465	84,931
LG Hitachi Water Solutions Co., Ltd.		—	—	9,000	7,079
Inspur LG Digital Mobile Communication Co., Ltd		7,425	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		76,856	65,641	—	—
Hi Entech Co., Ltd.		—	—	5,303	5,954
Others		3,720	7,082	3,494	5,008

	~~W~~	139,988	117,835	119,262	102,972

	~~W~~	3,381,181	4,233,870	1,642,912	1,903,585

20.	Income Taxes

(a)	Details of income tax expense for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current tax expense (benefit)	~~W~~	64,553	(10,158)
Deferred tax expense		37,122	85,463

Income tax expense	~~W~~	101,675	75,305

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of March 31, 2015 and December 31, 2014 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March 31, 2015		December 31, 2014	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
Other accounts receivable, net	~~W~~	—	—	(2,813)	(3,440)	(2,813)	(3,440)
Inventories, net		24,660	44,543	—	—	24,660	44,543
Available-for-sale financial assets		—	—	(92)	(88)	(92)	(88)
Defined benefit liabilities, net		108,889	112,213	—	—	108,889	112,213
Accrued expenses		167,949	173,635	—	—	167,949	173,635
Property, plant and equipment		137,115	129,370	—	—	137,115	129,370
Intangible assets		1,603	1,423	—	—	1,603	1,423
Provisions		12,956	12,710	—	—	12,956	12,710
Gain or loss on foreign currency translation, net		165	169	(1)	(1)	164	168
Others		16,411	16,326	—	—	16,411	16,326
Tax credit carryforwards		380,326	397,105	—	—	380,326	397,105

Deferred tax assets (liabilities)	~~W~~	850,074	887,494	(2,906)	(3,529)	847,168	883,965

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2015.

21.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2015 and 2014 are as follows:

(In won and No. of shares)	2015		2014

Profit (Loss) for the period	~~W~~	334,771,558,584	(148,992,346,597)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (Loss) per share	~~W~~	936	(416)

There were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share from January 1, 2014 to March 31, 2015.

(b)	Diluted earnings (loss) per share for the three-month period ended March 31, 2015 is not calculated since there was no potential common stock. In addition, there is no effect of dilutive potential ordinary shares due to the Company’s net loss for the three-month period ended March 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 15, 2015	By:	/s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / Vice President